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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ADVANCE ROSS CORPORATION

                 ---------------------------------------------

                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share

                 ---------------------------------------------

                         (Title of Class of Securities)

                                   00750D103
                 ---------------------------------------------

                                 (CUSIP Number)

 Herbert S. Wander, Esq., 525 West Monroe Street, Suite 1600, Chicago, Illinois
                           60661-3693 (312) 902-5267

                 ---------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 17, 1995

                 ---------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  CUSIP No.    00750D103                                                               Page   2   of    15   Pages
            -------------------                                                             -----    -------

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Harve A. Ferrill



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (A) [ ]
                                                                                                               (B) [x]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                     PF.00

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                [ ]

                     Not Applicable

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.


                           7      SOLE VOTING POWER
                                           -0-     (See Item 5.)

                           8      SHARED VOTING POWER
                                           1,118,328        (See Item 5.)
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           542,600 (See Item 5.)

                          10      SHARED DISPOSITIVE POWER

                                           -0-   (See Item 5.)

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     542,600 (See Item 5.)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [x]
            Excludes an aggregate of 575,728 shares owned by other signatories to a certain
            Stockholders Agreement, dated October 17, 1995, as described more fully in Items 2, 4 and 6.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     7.3%    (See Item 5.)


    14      TYPE OF REPORTING PERSON*
                     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                    2 of 15

                                  SCHEDULE 13D


  CUSIP No.      00750D103                                                             Page   3   of    15   Pages
            --------------------                                                            -----    -------

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Duane R. Kullberg



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [x]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                     PF.00

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]

                     Not Applicable

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.


                           7      SOLE VOTING POWER
                                           -0-     (See Item 5.)

                           8      SHARED VOTING POWER
                                           1,118,328        (See Item 5.)
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           5,000   (See Item 5.)

                          10      SHARED DISPOSITIVE POWER

                                           -0-     (See Item 5.)

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,000   (See Item 5.)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [x]
            Excludes an aggregate of 1,113,328 shares owned by other signatories to a certain
            Stockholders Agreement, dated October 17, 1995, as described more fully in Items 2, 4 and 6.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     .07%    (See Item 5.)


    14      TYPE OF REPORTING PERSON*
                     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                    3 of 15

                                  SCHEDULE 13D


  CUSIP No.      00750D103                                                             Page   4   of    15   Pages
            --------------------                                                            -----    -------

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Thomas J. Peterson



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [x]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                     PF.00

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]

                     Not Applicable

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.


                           7      SOLE VOTING POWER
                                           -0-     (See Item 5.)

                           8      SHARED VOTING POWER
                                           1,118,328        (See Item 5.)
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           -0-     (See Item 5.)

                          10      SHARED DISPOSITIVE POWER

                                           12,000  (See Item 5.)

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     12,000  (See Item 5.)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [x]
            Excludes an aggregate of 1,106,328 shares owned by other signatories to a certain
            Stockholders Agreement, dated October 17, 1995, as described more fully in Items 2, 4 and 6.
            Excludes 4,000 shares owned by spouse.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     .17%    (See Item 5.)


    14      TYPE OF REPORTING PERSON*
                     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                    4 of 15

                                  SCHEDULE 13D


  CUSIP No.     00750D103                                                              Page   5   of    15    Pages
            --------------------                                                            -----    --------

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Herbert S. Wander



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [x]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                     PF.00

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]

                     Not Applicable

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.


                           7      SOLE VOTING POWER
                                           -0-     (See Item 5.)

                           8      SHARED VOTING POWER
                                           1,118,328        (See Item 5.)
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           20,000  (See Item 5.)

                          10      SHARED DISPOSITIVE POWER

                                           -0-     (See Item 5.)

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     20,000  (See Item 5.)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [x]
            Excludes an aggregate of 1,098,328 shares owned by other signatories to a certain
            Stockholders Agreement, dated October 17, 1995, as described more fully in Items 2, 4 and 6.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     .28%    (See Item 5.)


    14      TYPE OF REPORTING PERSON*
                     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    5 of 15

                                  SCHEDULE 13D


  CUSIP No.     00750D103                                                              Page   6   of    15    Pages
            --------------------                                                            -----    --------

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Paul G. Yovovich



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [x]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                     PF.00

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]

                     Not Applicable

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.


                           7      SOLE VOTING POWER
                                           -0-     (See Item 5.)

                           8      SHARED VOTING POWER
                                           1,118,328       (See Item 5.)
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           406,400 (See Item 5.)

                          10      SHARED DISPOSITIVE POWER

                                           -0-     (See Item 5.)

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     406,400          (See Item 5.)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [x]
            Excludes an aggregate of 711,928 shares owned by other signatories to a certain
            Stockholders Agreement, dated October 17, 1995, as described more fully in Items 2, 4 and 6.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.4%    (See Item 5.)


    14      TYPE OF REPORTING PERSON*
                     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    6 of 15

                                  SCHEDULE 13D


  CUSIP No.      00750D103                                                             Page   7   of    15    Pages
           --------------------                                                             -----    --------

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Roger E. Anderson



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [x]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                     PF.00

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]

                     Not Applicable

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.


                           7      SOLE VOTING POWER
                                           -0-     (See Item 5.)

                           8      SHARED VOTING POWER
                                           1,118,328        (See Item 5.)
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           123,128 (See Item 5.)

                          10      SHARED DISPOSITIVE POWER

                                           -0-     (See Item 5.)

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     123,128 (See Item 5.)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [x]
            Excludes an aggregate of 995,200 shares owned by other signatories to a certain
            Stockholders Agreement, dated October 17, 1995, as described more fully in Items 2, 4 and 6.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.7%    (See Item 5.)


    14      TYPE OF REPORTING PERSON*
                     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    7 of 15

                                  SCHEDULE 13D


  CUSIP No.     00750D103                                                              Page   8   of    15   Pages
           --------------------                                                             -----    -------

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Harold E. Guenther



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [x]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                     PF.00

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]

                     Not Applicable

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.


                           7      SOLE VOTING POWER
                                           -0-     (See Item 5.)

                           8      SHARED VOTING POWER
                                           1,118,328        (See Item 5.)
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           6,000   (See Item 5.)

                          10      SHARED DISPOSITIVE POWER

                                           -0-     (See Item 5.)

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     6,000   (See Item 5.)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [x]
            Excludes an aggregate of 1,112,328 shares owned by other signatories to a certain
            Stockholders Agreement, dated October 17, 1995, as described more fully in Items 2, 4 and 6.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     .08%   (See Item 5.)


    14      TYPE OF REPORTING PERSON*
                     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    8 of 15

                                  SCHEDULE 13D


  CUSIP No.      00750D103                                                             Page   9   of    15   Pages
            --------------------                                                            -----    -------

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Randy M. Joseph



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [x]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                     PF.00

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]

                     Not Applicable

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S.


                           7      SOLE VOTING POWER
                                           -0-     (See Item 5.)

                           8      SHARED VOTING POWER
                                           1,118,328        (See Item 5.)
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                           3,200   (See Item 5.)

                          10      SHARED DISPOSITIVE POWER

                                           -0-     (See Item 5.)

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,200   (See Item 5.)


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [x]
            Excludes an aggregate of 1,115,128 shares owned by other signatories to a certain
            Stockholders Agreement, dated October 17, 1995, as described more fully in Items 2, 4 and 6.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     .05%   (See Item 5.)


    14      TYPE OF REPORTING PERSON*
                     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    9 of 15

ITEM 1. SECURITY AND ISSUER

      The Title of the Class of equity securities to which this Statement relates is the Common Stock, $.01 par value ("Common Stock") of Advance Ross Corporation, a Delaware corporation ("Advance Ross"). The principal executive office of Advance Ross is located at 233 South Wacker Drive, Suite 9700, Chicago, Illinois 60606-6502.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule 13D is filed by Harve A. Ferrill, Duane R. Kullberg, Thomas
J. Peterson, Herbert S. Wander, Paul G. Yovovich, Roger E. Anderson, Harold E. Guenther and Randy M. Joseph (collectively, the "Reporting Persons") in connection with that certain Stockholders Agreement ("Stockholders Agreement"), dated as of October 17, 1995, among the Reporting Persons and CUC International Inc., a Delaware corporation ("CUC") whereby the Reporting Persons have agreed, among other things, to vote their shares of Advance Ross Common Stock at a Special Meeting of Advance Ross in favor of the proposal to adopt an Agreement and Plan of Merger, dated October 17, 1995 (the "Merger Agreement"), among Advance Ross, CUC, and Retreat Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of CUC ("Merger Sub"), pursuant to which, among other things, Merger Sub will be merged with and into Advance Ross (the "Merger") and Advance Ross, as the surviving corporation in the Merger, will become a wholly owned subsidiary of CUC, and holders of the Advance Ross Common Stock immediately prior to the effective time of the Merger will, by virtue of the Merger, become holders of the common stock, $.01 par value, of CUC ("CUC Common Stock"), in accordance with the share exchange ratio (i.e., 5/6 of one share of CUC Common Stock for each outstanding whole share of Advance Ross Common Stock) and other terms and conditions specified in the Merger Agreement. In connection with the Merger, each Reporting Person has signed an affiliate letter ("Affiliate Letter"), dated as of October 17, 1995, whereby each Reporting Person has agreed to certain restrictions regarding the transferability of CUC common shares ("CUC Shares") received by the Reporting Persons pursuant to the Merger, and each Reporting Person has agreed not to, in any way, reduce such Reporting Person's risk with respect to any CUC Shares received in the Merger until after a certain time, as provided in the Affiliate Letter. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, Stockholders Agreement and Form of Affiliate Letter, attached as Exhibit A, Exhibit B and Exhibit C, respectively, hereto.

      Harve A. Ferrill is the Chairman and Chief Executive Officer, Paul G. Yovovich is the President and Chief Operating Officer, and Randy M. Joseph is the Vice President, Chief Financial Officer and Treasurer of Advance Ross Corporation. Advance Ross' principal executive office is located at 233 South Wacker Drive, Suite 9700, Chicago, Illinois 60606-6502. Advance Ross' primary business is the operation of a value-added tax ("VAT") refund system serving travelers shopping in Europe.

      Duane R. Kullberg serves as a director of Advance Ross. Mr. Kullberg is retired and currently resides at 179 East Lake Shore Drive, Apartment 1001, Chicago, Illinois 60611.

      Thomas J. Peterson serves as a director of Advance Ross. Mr. Peterson is retired and currently resides at 1644 North Russell Road, Bloomington, Indiana 47470.

      Herbert S. Wander is a partner in the law firm of Katten Muchin & Zavis, located at 525 West Monroe Street, Suite 1600, Chicago, Illinois 60661-3693. Katten Muchin & Zavis offers a variety of legal services.

      Roger E. Anderson is a partner of Hamilton Capital Partners, an investment banking firm located at 50 Main Street, White Plains, New York 10606.

      Harold E. Guenther is Senior Vice President of Kemper Financial Services, Inc., located at 120 South LaSalle Street, Chicago, Illinois 60603. Kemper Financial Services provides a variety of financial services.

      None of the Recording Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected any of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      Each Reporting Person is a United States Citizen.





                                       10                            10 of 15

      Each of the Reporting Person disclaims beneficial ownership of the Advance Ross Common Stock held by the other Reporting Persons and disclaims being a member of a "group" with such persons within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All funds used by Reporting Persons to purchase shares of the Common Stock were obtained from such Reporting Persons' personal funds and, in the case of options to purchase Common Stock which any Reporting Person holds, it is expected that the funds to exercise such options will be from personal funds.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Persons each acquired their respective shares of Common Stock for the purpose of investment.

      Pursuant to the Stockholders Agreement, the Reporting Persons have agreed, among other things, to vote their shares of Advance Ross Common Stock at a Special Meeting of Advance Ross in favor of the proposal to adopt the Merger Agreement pursuant to which, among other things, Merger Sub will be merged with and into Advance Ross and Advance Ross, as the surviving corporation in the Merger, will become a wholly owned subsidiary of CUC, and holders of the Advance Ross Common Stock immediately prior to the effective time of the Merger will, by virtue of the Merger, become holders of CUC Common Stock, in accordance with the share exchange ratio (i.e., 5/6 of one share of CUC Common Stock for each outstanding whole share of Advance Ross Common Stock) and other terms and conditions specified in the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the full text of the Merger Agreement and Stockholders Agreement attached as Exhibit A and Exhibit B, respectively, hereto.

      If the Merger Agreement is approved and the Merger is consummated, Advance Ross will become a wholly owned subsidiary of CUC and Advance Ross' Board of Directors, which currently consists of Mr. Ferrill, Mr. Kullberg, Mr. Peterson, Mr. Wander, Mr. Yovovich, Mr. Anderson and Mr. Guenther, will be replaced by a Board of Directors selected by CUC.

      Except as set forth above, as of the date of this Schedule, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Harve A. Ferrill beneficially owns 142,600 shares of Common Stock and has vested options to acquire 400,000 shares of Common Stock, which collectively represent 7.3% of the Advance Ross Common Stock (calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act of 1934). Mr. Ferrill has the sole power to vote and dispose of the shares he owns directly. Pursuant to the Stockholders Agreement, Mr. Ferrill will vote his Common Stock shares in favor of the Merger.

      Duane R. Kullberg beneficially owns 5,000 shares of Common Stock which represent .07% of the Advance Ross Common Stock (calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act). Mr. Kullberg has the sole power to vote and dispose of the shares he owns directly. Pursuant to the Stockholders Agreement, Mr. Kullberg will vote his Common Stock shares in favor of the Merger.

      Thomas J. Peterson beneficially owns 12,000 shares of Common Stock which represent .17% of the Advance Ross Common Stock (calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act). Mr. Peterson shares the power to vote and dispose of the shares he owns directly with his wife, Carol Peterson. Mrs. Peterson is retired and resides at 1644 North Russell Road, Bloomington, Indiana 47407. Pursuant to the Stockholders Agreement, Mr. Peterson will vote his Common Stock shares in favor of the Merger.


      Herbert S. Wander beneficially owns 20,000 shares of Common Stock which represent .28% of the Advance Ross Common Stock (calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act). Mr. Wander has the sole power to vote and dispose of the shares he owns directly. Pursuant to the Stockholders Agreement, Mr. Wander will vote his Common Stock shares in favor of the Merger.





                                        11                            11 of 15

      Paul G. Yovovich beneficially owns 6,400 shares of Common Stock and has vested options to acquire 400,000 shares of Common Stock, which collectively represent 5.4% of the Advance Ross Common Stock (calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act). Mr. Yovovich has the sole power to vote and dispose of shares he owns directly. Pursuant to the Stockholders Agreement, Mr. Yovovich will vote his Common Stock shares in favor of the Merger.

      Roger E. Anderson beneficially owns 9,432 shares of Common Stock and has vested options to acquire 113,696 shares of Common Stock, which collectively represent 1.7% of the Advance Ross Common Stock (calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act). Mr. Anderson has the sole power to vote and dispose of the shares he owns directly. Pursuant to the Stockholders Agreement, Mr. Anderson will vote his Common Stock shares in favor of the Merger.

      Harold E. Guenther beneficially owns 6,000 shares of Common Stock which represent .08% of the Advance Ross Common Stock (calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act). Mr. Guenther has the sole power to vote and dispose of the shares he owns directly. Pursuant to the Stockholders Agreement, Mr. Guenther will vote his Common Stock shares in favor of the Merger.

      Randy M. Joseph beneficially owns 1,200 shares of Common Stock and has vested options to acquire 2,000 shares of Common Stock, which collectively represent .05% of the Advance Ross Common Stock (calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act). Mr. Joseph has the sole power to vote and dispose of the shares he owns directly. Pursuant to the Stockholders Agreement, Mr. Joseph will vote his Common Stock shares in favor of the Merger.

      (c) No transactions in shares of the Common Stock were effected during the past 60 days by any of the Reporting Persons.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Concurrently with the execution and delivery of the Merger Agreement, CUC entered into the Stockholders Agreement and Affiliate Letter with the Reporting Persons (who constitute all directors and executive officers of Advance Ross who are holders of Advance Ross Common Stock).

      Voting. Pursuant to the Stockholders Agreement, each Reporting Person has agreed that until the earlier to occur of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of Advance Ross Common Stock, however called, or in connection with any written consent of the Advance Ross' stockholders, such Reporting Person will vote (or cause to be voted) the shares of Advance Ross Common Stock held of record or beneficially owned by such stockholder: (i) in favor of approval of the Merger Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Advance Ross under the Merger Agreement (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by CUC, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Advance Ross, (B) a sale, lease or transfer of a material amount of assets of Advance Ross, or a reorganization, recapitalization, dissolution or liquidation of Advance Ross, and (C)(1) any change in a majority of the persons who constitute the Board of Directors of Advance Ross, (2) any change in the present capitalization of Advance Ross or any amendment of Advance Ross' Restated Certificate of Incorporation or By-laws, (3) any other material change in Advance Ross' corporate structure or business, or (4) any other action which in the case of each of the matters referred to in clauses C(1), (2) or (3) above, is intended to, or reasonably could be expected to, impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement and the Stockholders Agreement.

      Each of the Reporting Persons further has agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of the provisions and agreements described above.





                                   12                                12 of 15

      Representations, Warranties, Covenants and Other Agreements. Pursuant to the Stockholder's Agreement the Reporting Persons have made certain customary representations, warranties and covenants, including with respect to
(i) their ownership of the shares of Advance Ross Common Stock, (ii) their capacity and authority to enter into and perform their obligations under the Stockholders Agreement, (iii) noncontravention, (iv) the receipt of requisite governmental consents and approvals, (v) the absence of liens and encumbrances on and in respect of their shares of Advance Ross Common Stock, (vi) restrictions on the transfer of their shares of Advance Ross Common Stock,
(vii) the solicitation of Competing Transactions (as defined in the Merger Agreement) and (viii) finders fees.

      Termination.     Other than as provided in the Stockholders Agreement,
the Stockholders Agreement will terminate by its terms on the earlier to occur of the termination of the Merger Agreement or the Effective Time.

      Affiliate Letter.  Each Reporting Person has signed an Affiliate
Letter, dated as of October 17, 1995, whereby they have agreed not to (i) transfer, sell or otherwise dispose of any of the CUC Shares except pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or as permitted by, and in accordance with, Rule 145 or another applicable exemption under the Securities Act; and (ii) transfer, sell or otherwise dispose of any Advance Ross common shares or preferred shares prior to the Effective Time, or sell or otherwise reduce such Reporting Person's risk (within the meaning of the Securities and Exchange Commission's Financial Reporting Release No. 1., "Codification of Financial Reporting Policies," Section 201.01 [41 F.R. 21030](April 15, 1982) with respect to any CUC Shares until after such time as consolidated financial statements which reflect at least 30 days of post-merger combined operations of CUC and Advance Ross have been published by CUC, except as permitted by Staff Accounting Bulletin No. 76 issued by the Securities and Exchange Commission.

      The foregoing summary is qualified in its entirety by reference to the full text of the Merger Agreement and Stockholders Agreement attached as Exhibit A and Exhibit B, respectively, hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A: Agreement and Plan of Merger dated as of October 17, 1995, by and among CUC International Inc., Retreat Acquisition Corporation, and Advance Ross Corporation, with attached Exhibits A, B, and C to the Agreement and Plan of Merger

      Exhibit B: Stockholders Agreement, dated as of October 17, 1995, by and among CUC International, Inc. and Harve A. Ferrill, Duane R. Kullberg, Thomas J. Peterson, Herbert S. Wander, Paul G. Yovovich, Roger E. Anderson, Harold E. Guenther and Randy M. Joseph

      Exhibit C: Form of Affiliate Letter, dated as of October 17, 1995, by and between CUC International, Inc. and Harve A. Ferrill, Duane R. Kullberg, Thomas J. Peterson, Herbert S. Wander, Paul G. Yovovich, Roger E. Anderson, Harold E. Guenther and Randy M. Joseph



                                         13                           13 of 15

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

      Each of the undersigned hereby constitutes and appoints Harve A. Ferrill, Paul G. Yovovich, Herbert S. Wander and Saul E. Rudo, and each of them, with full power to act without the others, as his true and lawful attorneys-in-fact and agents, with full power of substitution, to sign on his behalf, individually and in each capacity stated below, all amendments to this Schedule 13D and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Exchange Act of 1934, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Exchange Act of 1934, this
Schedule 13D has been signed below by the following persons in the capacities and on the date indicated:

Dated:  October 17, 1995

                       /s/ Harve A. Ferrill
                       -------------------------------------------
                            Harve A. Ferrill


                       /s/ Paul G. Yovovich
                       -------------------------------------------
                            Paul G. Yovovich



                       /s/ Duane R. Kullberg
                       -------------------------------------------
                            Duane R. Kullberg



                       /s/ Thomas J. Peterson
                       -------------------------------------------
                            Thomas J. Peterson



                       /s/ Herbert S. Wander
                       -------------------------------------------
                            Herbert S. Wander






                                    14                    14 of 15

                       /s/ Roger E. Anderson
                       -------------------------------------------
                            Roger E. Anderson



                       /s/ Harold E. Guenther
                       -------------------------------------------
                            Harold E. Guenther



                       /s/ Randy M. Joseph
                       -------------------------------------------
                            Randy M. Joseph




                                       15                             15 of 15

                                                                       EXHIBIT A

                                                                  EXECUTION COPY





                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                            CUC INTERNATIONAL INC.,

                        RETREAT ACQUISITION CORPORATION

                                      AND

                            ADVANCE ROSS CORPORATION

                             Dated October 17, 1995

                               TABLE OF CONTENTS

                                                                                                                           Page
ARTICLE I            The Merger; Effective Time; Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

         1.1.        The Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         1.2.        Effective Time   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         1.3.        Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         1.4.        Effects of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

ARTICLE II           Certificate of Incorporation and By-Laws of the Surviving Corporation  . . . . . . . . . . . . . . .   2
         2.1.        Certificate of Incorporation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         2.2.        The By-Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

ARTICLE III          Directors and Officers of the Surviving Corporation  . . . . . . . . . . . . . . . . . . . . . . . .   3
         3.1.        Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         3.2.        Officers   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

ARTICLE IV           Merger Consideration; Conversion or Cancellation of Shares in the Merger   . . . . . . . . . . . . .   3
         4.1.        Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger   . . . . . .   3
         4.2.        Payment for Shares in the Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         4.3.        Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         4.4.        Transfer of Shares after the Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

ARTICLE V            Representations and Warranties   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         5.1.        Representations and Warranties of the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
                     (a)     Corporate Organization and Qualification . . . . . . . . . . . . . . . . . . . . . . . . . .   7
                     (b)     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
                     (c)     Approvals; Fairness Opinion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
                     (d)     Authority Relative to this Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
                     (e)     Consents and Approvals; No Violation . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                     (f)     Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
                     (g)     SEC Reports; Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
                     (h)     Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
                     (i)     Employment Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
                     (j)     Brokers and Finders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
                     (k)     S-4 Registration Statement and Proxy Statement/Prospectus  . . . . . . . . . . . . . . . . .  12
                     (l)     Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
                     (m)     Employee Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                     (n)     Intangible Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                     (o)     Certain Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                     (p)     Accounting Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                     (q)     Unlawful Payments and Contributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                     (r)     Commission Rates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

                                                                                                               Page
                     (s)     Listings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
                     (t)     Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
                     (u)     Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
         5.2.        Representations and Warranties of Parent and Merger Sub  . . . . . . . . . . . . . . . .   18
                     (a)     Corporate Organization and Qualification . . . . . . . . . . . . . . . . . . . .   18
                     (b)     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
                     (c)     Authorization for Parent Common Shares . . . . . . . . . . . . . . . . . . . . .   19
                     (d)     Authority Relative to this Agreement . . . . . . . . . . . . . . . . . . . . . .   19
                     (e)     Consents and Approvals; No Violation . . . . . . . . . . . . . . . . . . . . . .   20
                     (f)     Ownership of Merger Sub; No Prior Activities; Assets of Merger Sub . . . . . . .   21
                     (g)     SEC Reports; Financial Statements  . . . . . . . . . . . . . . . . . . . . . . .   21
                     (h)     Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . . . . .   22
                     (i)     Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
                     (j)     S-4 Registration Statement and Proxy Statement/Prospectus  . . . . . . . . . . .   22
                     (k)     Brokers and Finders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
                     (l)     Ownership of Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
                     (m)     Accounting Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
                     (n)     Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

ARTICLE VI           Additional Covenants and Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . .   23
         6.1.        Conduct of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
         6.2.        No Solicitation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
         6.3.        Meeting of Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         6.4.        Registration Statement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         6.5.        Best Efforts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         6.6.        Access to Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         6.7.        Publicity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
         6.8.        Indemnification of Directors and Officers  . . . . . . . . . . . . . . . . . . . . . . .   28
         6.9.        Affiliates of the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
         6.10.       Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
         6.11.       Maintenance of Insurance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         6.12.       Representations and Warranties   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         6.13.       Filings; Other Action  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         6.14.       Notification of Certain Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         6.15.       Pooling Accounting   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
         6.16.       Blue Sky Permits   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         6.17.       NYSE Listing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         6.18.       Pooling Letter   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         6.19.       Comfort Letter   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         6.20.       Tax-Free Reorganization Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         6.21.       Combined Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31
         6.22.       Employment Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   31

                                                                                                                   Page
ARTICLE VII          Conditions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         7.1.        Conditions to the Obligations of Parent and Merger Sub   . . . . . . . . . . . . . . . . . .  32
                     (a)     Certificate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
                     (b)     Company Stockholder Approval . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
                     (c)     Injunction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
                     (d)     S-4 Registration Statement; "Blue Sky" Permits . . . . . . . . . . . . . . . . . . .  32
                     (e)     Listing of Parent Common Shares  . . . . . . . . . . . . . . . . . . . . . . . . . .  32
                     (f)     Governmental Filings and Consents; HSR Act . . . . . . . . . . . . . . . . . . . . .  32
                     (g)     Pooling Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
                     (h)     Third Party Consents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
                     (i)     Delivery of Comfort Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
                     (j)     Termination of Actions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
                     (k)     Affiliate Letters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         7.2.        Conditions to the Obligations of the Company   . . . . . . . . . . . . . . . . . . . . . . .  33
                     (a)     Certificate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
                     (b)     Company Stockholder Approval . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
                     (c)     Injunction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
                     (d)     S-4 Registration Statement; "Blue Sky" Permits . . . . . . . . . . . . . . . . . . .  34
                     (e)     Listing of Parent Common Shares  . . . . . . . . . . . . . . . . . . . . . . . . . .  34
                     (f)     HSR Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
                     (g)     Tax Opinion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

ARTICLE VIII         Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         8.1.        Termination by Mutual Consent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         8.2.        Termination by either Parent or the Company  . . . . . . . . . . . . . . . . . . . . . . . .  35
         8.3.        Termination by Parent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         8.4.        Termination by the Company   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         8.5.        Effect of Termination and Abandonment  . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

ARTICLE IX           Miscellaneous and General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         9.1.        Payment of Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         9.2.        Survival of Representations and Warranties   . . . . . . . . . . . . . . . . . . . . . . . .  37
         9.3.        Modification or Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         9.4.        Waiver of Conditions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         9.5.        Counterparts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         9.6.        Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         9.7.        Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         9.8.        Entire Agreement; Assignment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         9.9.        Parties in Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         9.10.       Certain Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         9.11.       Obligation of Parent   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         9.12.       Arbitration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         9.13.       Severability   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

                                                                                                        Page
         9.14.       Specific Performance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   40
         9.15.       Recapitalization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   40
         9.16.       Captions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   40


                                                                    EXHIBITS

Stockholders Agreement                                                                             Exhibit A
Form of Stockholder Certificate                                                                    Exhibit B
Form of Company, Parent and Merger Sub Certificate                                                 Exhibit C

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated October 17, 1995, among CUC International Inc., a Delaware corporation ("Parent"), Retreat Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), and Advance Ross Corporation, a Delaware corporation (the "Company").

                                R E C I T A L S

         WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company each have determined that it is in the best interests of their respective stockholders for Merger Sub to merge with and into the Company upon the terms and subject to the conditions of this Agreement;

         WHEREAS, for federal income tax purposes, it is intended that the Merger (as defined in Section 11) shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

         WHEREAS, concurrently with the execution hereof, certain holders (each, a "Stockholder" and, collectively, the "Stockholders") of Shares (as defined in Section 4.1(b)) are entering into the Stockholders Agreement, a copy of which is attached as Exhibit A hereto (the "Stockholders Agreement");

         WHEREAS, it is intended that the Merger shall be recorded for accounting purposes as a pooling-of-interests;

         WHEREAS, the Company has delivered to Parent a letter identifying all persons (each, a "Company Affiliate") who are, at the date hereof, "affiliates" of the Company for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), and each Company Affiliate has delivered to Parent a letter (each, an "Affiliate Letter") relating to (i) the transfer, prior to the Effective Time (as defined in Section 1.2), of the Shares beneficially owned by such Company Affiliate on the date hereof, (ii) the transfer of the Parent Common Shares (as defined in Section 4.1(a)) to be received by such Company Affiliate in the Merger and (iii) the obligations of each such Company Affiliate to deliver to Katten Muchin & Zavis, counsel to the Company, a certificate substantially in the form attached hereto as Exhibit B; and

         WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

         NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I

                      The Merger; Effective Time; Closing

         1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time the Company and Merger Sub shall consummate a merger (the "Merger") in which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the "Surviving Corporation." The name of the Surviving Corporation shall be "Advance Ross Corporation." At the election of Parent, any direct wholly-owned subsidiary of Parent may be substituted for Merger Sub as a constituent corporation in the Merger. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect the foregoing.

         1.2. Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing an appropriate Certificate of Merger or other appropriate documents (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on or after the Closing Date (as defined in Section 1.3). The Merger shall become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

         1.3. Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Article VIII, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the "Closing") shall take place at 10:00 a.m., New York City time, on the second business day after satisfaction of the conditions set forth in Article VII (or as soon as practicable thereafter following satisfaction or waiver of the conditions set forth in Article VII) (the "Closing Date"), at the offices of Weil, Gotshal & Manges, 767 Fifth Avenue, New York, New York 10153, unless another date, time or place is agreed to in writing by the parties hereto.

         1.4. Effects of the Merger. At the Effective Time, the effects of the merger shall be as provided in the Certificate of Merger and the applicable provisions of the DGCL.


                                   ARTICLE II

                    Certificate of Incorporation and By-Laws
                          of the Surviving Corporation

         2.1. Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company immediately prior to the Effective Time shall become the Certificate of incorporation of the Surviving Corporation.

         2.2. The By-Laws. At the Effective Time, the by-laws of the Company immediately prior to the Effective Time shall become the by-laws of the Surviving Corporation.


                                  ARTICLE III

                             Directors and Officers
                          of the Surviving Corporation

         3.1. Directors. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

         3.2. Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.


                                   ARTICLE IV

                             Merger Consideration;
                           Conversion or Cancellation
                            of Shares in the Merger

         4.1. Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger. The manner of converting or canceling shares of the Company and Merger Sub in the Merger shall be as follows:

                     (a) At the Effective Time, each share of common stock, $.01 par value per share, of the Company (the "Common Shares") issued and outstanding immediately prior to the Effective Time (other than Common Shares owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent (collectively, "Parent Companies") or any of the Company's direct or indirect wholly-owned subsidiaries) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into five-sixths (5/6) (the "Exchange Ratio") of one share of common stock, par value $0.01 per share, of Parent ("Parent Common Shares"); provided, however , that (x) if the Average Stock Price (as defined below) is greater than $38.00, the Exchange Ratio shall be reduced so as to equal the product of (i) five-sixths (5/6) and (ii) a fraction, the numerator of which shall be $38.00 and the denominator of which shall be the Average Stock Price and (y) if the Average Stock Price is less than $30.00, the Exchange Ratio shall be increased so as to equal the product of (i) five-sixths (5/6) and (ii) a fraction, the numerator of which shall be $30.00 and the denominator of which shall be the Average Stock Price. The term "Average Stock Price" means a fraction, the numerator of which is the sum of the Weighted Amount (as defined below) for each trading day during the period of ten consecutive trading days commencing eleven trading days prior to the date of the Stockholder Meeting (as defined in Section 6.3) and ending on the second trading day prior to the date of the Stockholder Meeting, and the denominator of which is the total reported volume in trading in Parent Common Shares on the New York Stock Exchange ("NYSE") during such ten-day period. For purposes hereof, with respect to any trading day, the "Weighted Amount" shall be equal to the product of (A) the per share closing price on the NYSE of Parent Common Shares on such day and (B) the total reported volume of trading in Parent Common Shares on the NYSE for such day, in each case as reported in the New York Stock Exchange Composite Transactions.

                     (b) At the Effective Time, each share of 5% cumulative preferred stock, $25.00 par value per share, of the Company (the "Preferred Shares" and, together with the Common Shares, the "Shares") issued and outstanding immediately prior to the Effective Time (other than Preferred Shares owned by any of the Parent Companies or any of the Company's direct or indirect wholly-owned subsidiaries) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a number of Parent Common Shares equal to the quotient obtained by dividing (x) the sum of $27.50 plus all dividends accumulated, accrued and unpaid on such Preferred Shares to the Effective Time (excluding any such dividends that, as of the Effective Time, have been declared with a record date prior to the Effective Time but a payment date after the Effective Time) by (y) the Average Stock Price. Notwithstanding the prior sentence or any other provision of this Agreement, if, in the reasonable determination of the Company, the amount of cash to be received by the holders of Preferred Shares would exceed 20% of the total consideration to be received by such holders at the Effective Time, then the Company shall redeem the Preferred Shares prior to the Effective Time in accordance with Article Fourth of the Restated Certificate of Incorporation of the Company.

                     (c) All Shares to be converted into Parent Common Shares pursuant to this Section 4.1 shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and retired and cease to exist, and each holder of a certificate representing any such Shares shall thereafter cease to have any rights with respect to such Shares, except the right to receive for each of the Shares, upon the surrender of such certificate in accordance with Section 4.2, the number of Parent Common Shares specified above (the "Share Consideration") and cash in lieu of fractional Parent Common Shares as contemplated by Section 4.3.

                     (d) At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub or the holder thereof, be converted into the same number of shares of common stock of the Surviving Corporation.

                     (e) At the Effective Time, each outstanding option to purchase Common Shares (each, an "Option") issued pursuant to the Advance Ross Corporation Stock Option Plan, effective October 26, 1992 (the "1992 Plan"), the 1993 Advance Ross Corporation Stock Option Plan, effective June 15, 1993 (the "1993 Plan"), and each of the Stock Option Agreements set forth in Section 5.1(b) of the Company Disclosure

         Schedule (collectively, the "Option Plans") and the Warrant Certificate to purchase 480,000 Common Shares (after giving effect to all amendments and stock splits) issued to Allen & Company Incorporated, dated as of February 19, 1992 and amended pursuant to the Amendment to Warrant Certificate dated as of December 1, 1992 and the addendum, dated the date hereof, between the Company and Allen & Company Incorporated (the "Warrant") shall be assumed by Parent and shall be deemed to constitute an option or warrant, as the case may be, to acquire, on the terms and conditions as were applicable under such Option or Warrant, the same number of Parent Common Shares as the holder of such Option or Warrant would have been entitled to receive pursuant to the Merger had such holder exercised such Option or Warrant in full immediately prior to the Effective Time (not taking into account whether such option or warrant was in fact exercisable at such time), at a price per share equal to (x) the aggregate exercise price for the Common Shares subject to such Option or Warrant divided by (y) the number of full Parent Common Shares deemed purchasable pursuant to such Option or Warrant; provided, however , that the number of Parent Common Shares that may be purchased upon exercise of such Option or Warrant shall not include any fractional share and, upon exercise of the Option or Warrant, a cash payment shall be made for any fractional share based upon the closing price of a Parent Common Share on the trading day immediately preceding the date of exercise. As soon as practicable after the Effective Time, Parent shall deliver to each holder of an option an appropriate notice setting forth such holder's right to acquire Parent Common Shares and the Option agreements of such holder shall be deemed to be appropriately amended so that such Options shall represent rights to acquire Parent Common Shares on substantially the same terms and conditions as contained in the outstanding Options (subject to any adjustments required by the preceding sentence); provided, however, that notwithstanding anything to the contrary contained herein, Parent shall not be obligated (x) to grant any incentive stock options (within the meaning of Section 422 of the Code) or (y) to grant options on terms more favorable than options to be assumed pursuant to this Section 4.1(e).

                     (f) Parent shall use its best efforts to cause there to be effective as of a date as soon as practicable after the Effective Time a registration statement on Form S-8 (or any successor form) or another appropriate form, with respect to the Parent Common Shares subject to such Options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Options remain outstanding.

         4.2. Payment for Shares in the Merger. The manner of making payment for Shares in the Merger shall be as follows:

                     (a) At the Effective Time, Parent shall make available to The Bank of Boston (the "Exchange Agent"), or such other exchange agent selected by Parent and reasonably acceptable to the Company for the benefit of the holders of Shares, a sufficient number of certificates representing Parent Common Shares required to effect the delivery of the aggregate Share Consideration required to be issued pursuant to Section 4.1 (the certificates representing Parent Common Shares comprising such aggregate Share Consideration being hereinafter referred to as the "Stock Merger

         Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Shares contemplated to be issued pursuant to Section 4.1 and effect the sales provided for in
         Section 4.3 out of the Stock Merger Exchange Fund. The Stock Merger Exchange Fund shall not be used for any other purpose.

                     (b) Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record (other than holders of certificates for Shares referred to in Section 4.1(c)) of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates shall be entitled to receive for each of the Shares represented by such Certificates the Share Consideration and the Certificates so surrendered shall forthwith be cancelled. Until so surrendered, such Certificates shall represent solely the right to receive the Share Consideration and any cash in lieu of fractional Parent Common Shares as contemplated by Section 4.3 with respect to each of the Shares represented thereby. No dividends or other distributions that are declared after the Effective Time on Parent Common Shares and payable to the holders of record thereof after the Effective Time will be paid to persons entitled by reason of the Merger to receive Parent Common Shares until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the Parent Common Shares are issued any dividends or other distributions having a record date after the Effective Time and payable with respect to such Parent Common Shares between the Effective Time and the time of such surrender. After such surrender there shall be paid to the person in whose name the Parent Common Shares are issued any dividends or other distributions on such Parent Common Shares which shall have a record date after the Effective Time and prior to such surrender and a payment date after such surrender and such payment shall be made on such payment date. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any certificate representing Parent Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such Parent Common Shares in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any Parent Common Shares or dividends thereon, or, in accordance with Section 4.3, cash in lieu of fractional Parent Common Shares, delivered to a public official pursuant to applicable escheat law. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Shares held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such Parent Common Shares for the account of the persons entitled thereto.

                     (c) Any portion of the Stock Merger Exchange Fund and the Fractional Securities Fund (as defined in Section 4.3) which remains unclaimed by the former stockholders of the Company for two years after the Effective Time shall be delivered to Parent, upon demand of Parent, and any former stockholders of the Company shall thereafter look only to Parent for payment of their claim for the Share Consideration for the Shares or for any cash in lieu of fractional shares of Parent Common Shares.

         4.3. Fractional Shares. No fractional Parent Common Shares shall be issued in the Merger. Each holder of Shares shall be entitled to receive in lieu of any fractional Parent Common Shares to which such holder otherwise would have been entitled pursuant to Section 4.2 (after taking into account all Shares then held of record by such holder) a cash payment in an amount equal to the product of (i) the fractional interest of a Parent Common Share to which such holder otherwise would have been entitled and (ii) the closing price of a Parent Common Share on the NYSE on the trading day immediately prior to the Effective Time (the cash comprising such aggregate payments in lieu of fractional Parent Common Shares being hereinafter referred to as the "Fractional Securities Fund"). Merger Sub shall make available to the Exchange Agent cash in an amount sufficient to make the payments in lieu of fractional shares as aforesaid.

         4.4. Transfer of Shares after the Effective Time. No transfers of Shares shall be made on the stock transfer books of the Company after the close of business on the day prior to the date of the Effective Time.


                                   ARTICLE V

                         Representations and Warranties

         5.1. Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub that (except to the extent set forth on the Disclosure Schedule previously delivered by the Company to Parent (the "Company Disclosure Schedule"):

                     (a) Corporate Organization and Qualification. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where failure to so qualify or be in good standing would not have a Material Adverse Effect (as defined in Section 9.10). Each of the Company and its subsidiaries has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted. All of the subsidiaries of the Company, together with an organizational chart, are set forth in Section 5.1(a) of the Company Disclosure

         Schedule. The Company has heretofore made available to Parent complete and correct copies of its Certificate of Incorporation and By- Laws.

                     (b) Capitalization. The authorized capital stock of the Company consists of (i) 12,000,000 Common Shares of which, as of October 10, 1995, 7,568,508 Shares were issued and outstanding and 493,138 Shares were held in treasury, (ii) 1,000,000 shares of preferred stock, $1 par value per share, none of which are shares issued or outstanding and (iii) 200,000 Preferred Shares, of which, as of October 10, 1995, 20,247 Preferred Shares were issued and outstanding and 3,324 Preferred Shares were held in treasury. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. The Company has no outstanding stock appreciation rights. Except as set forth in Section 5.1(b) of the Company Disclosure Schedule, no Shares are owned by any subsidiary of the Company. Except as set forth in Section 5.1(b) of the Company Disclosure Schedule, all outstanding shares of capital stock or other equity interests of the subsidiaries of the Company are owned by the Company or a direct or indirect wholly-owned subsidiary of the Company, free and clear of all liens, charges, encumbrances, claims and options of any nature.
         Except for (i) options outstanding on the date hereof to purchase 1,923,096 Common Shares under the Option Plans and 10,000 Common Shares under the Advance Ross Corporation 1995 Directors Deferred Plan, (ii) the Warrant, a true, complete and correct copy of which the Company has delivered to Parent prior to the date hereof, and (iii) as set forth in Section 5.1(b) of the Company Disclosure Schedule there are not as of the date hereof and there will not be at the Effective Time any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which the Company or any of its subsidiaries is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its subsidiaries. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements (other than the Stockholders Agreement), voting trusts or other agreements or understandings to which the Company is a party or to which it is bound relating to the voting of any shares of the capital stock of the Company. Except as otherwise agreed to by Parent, there will not be at the Effective Time any outstanding options under the Advance Ross Corporation 1995 Directors Deferral Plan.

                     (c)     Approvals; Fairness Opinion.

                     (i) The approval of the holders of Common Shares required by the DGCL, no other approval of the stockholders of the Company is required in order to consummate the transactions contemplated by this Agreement.

                     (ii) The Board of Directors of the Company has received an opinion from Allen & Company Incorporated to the effect that the consideration to be received by the holders of Common Shares in the Merger is fair to such holders from a financial point of view. As of the date hereof, such opinion has not been withdrawn, revoked or modified.

                     (d) Authority Relative to this Agreement. The Board of Directors of the Company has declared the Merger advisable and the Company has the requisite corporate power and authority to approve, authorize, execute and deliver this Agreement and to consummate the transactions contemplated hereby (subject to the approval of the Merger by the stockholders of the Company in accordance with the
         DGCL). This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of the Merger by the holders of the Common Shares in accordance with the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors, rights and to general principles of equity.

                     (e) Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation (or other similar documents) or By-Laws (or other similar documents) of the Company or any of its subsidiaries; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the applicable requirements, if any, of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) pursuant to the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, (C) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company is authorized to do business, (D) as may be required by any applicable state securities or takeover laws, (E) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated b), this Agreement, (F) the consents, approvals, orders, authorizations, registrations, declarations and filings required under the laws of foreign countries, as set forth in Section 5.1(e) of the Company Disclosure Schedule or (G) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect or adversely affect the ability of the Company to consummate the transactions contemplated hereby; (iii) except as set forth in
         Section 5.1(e) of the Company Disclosure Schedule, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Company or any of its subsidiaries or any of their assets may be bound, except for such violations, breaches had defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, in the aggregate, would not have a Material Adverse Effect or adversely affect the ability of the Company to consummate the transactions contemplated hereby; or (iv) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.1(e) are duly and timely obtained or made and the approval of the Merger and the approval of this Agreement by the Company's stockholders has been obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its subsidiaries or to any of their respective assets, except for violations which would not in the aggregate have a Material Adverse Effect or adversely affect the ability of the Company to consummate the transactions contemplated hereby. Except as set forth in Section 5.1(e) of the Company Disclosure Schedule, the Company does not know of any pending or proposed legislation, regulation or order (other than those affecting businesses generally) applicable to the Company or any of its subsidiaries or to the conduct of the business or operations of the Company or any of its subsidiaries which, if enacted or adopted, could have a material adverse effect on the Company or any of its subsidiaries. As of the date hereof, none of the Company or any of its subsidiaries are subject to any laws governing lending or factoring businesses. Except as set forth in Section 5.1(e) of the Company Disclosure Schedule, (x) neither the Company nor any of its subsidiaries has ceased doing business in any country which has a value-added or similar tax and where the Company or any such subsidiary previously conducted business and (y) the Company and its subsidiaries are not prohibited from conducting business, as presently conducted, in any place in the world which has a value-added or similar tax where the Company and its subsidiaries conduct business or are (as described in Section 5.1(e) of the Company Disclosure Schedule) considering conducting business.
         Section 5.1(e) of the Company Disclosure Schedule also contains true, correct and complete copies of studies prepared for the Company by Price Waterhouse and Ernst & Young. To the actual knowledge of the Company (without independent verification), the information contained in such studies with respect to those countries in which the Company and its subsidiaries presently conduct business is accurate in all material respects as of the date hereof (it being acknowledged and agreed that neither of such studies has been updated, nor has the Company consulted with either of such firms or any third party in making the representation set forth in this sentence).

                     (f) Litigation. Except as disclosed in the Company SEC Reports (as defined in Section 5.1(g)) or as disclosed in writing by the Company to Parent prior to the date hereof, there are no actions, suits, investigations or proceedings pending or, to the best knowledge of the Company, threatened against the Company or any of its subsidiaries that (i) if adversely determined, would be reasonably likely to result in any claims against or obligations or liabilities of the Company or any of its subsidiaries that, alone or in the aggregate, would have a Material Adverse Effect or (ii) question the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby.

                     (g)     SEC Reports; Financial Statements.

                     (i) Since January 1, 1992, the Company has filed all forms, reports and documents with the Securities and Exchange Commission (the "SEC") required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder (collectively, the "Company SEC Reports").
                     None of the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                     (ii) The consolidated balance sheets and the related consolidated statements of income, stockholders, equity (deficit) and cash flows (including the related notes thereto) of the Company included in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein), and present fairly the consolidated financial position of the Company and its consolidated subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Except as set forth in Section 5.1(g) of the Company Disclosure Schedule, since November 2, 1992, there has not been any material change, or any application or request for any material change, by the Company or any of its subsidiaries in accounting principles, methods or policies for financial accounting purposes that have affected or will affect the Company's consolidated financial statements included in the Company SEC Reports or for tax purposes.

                     (h) Absence of Certain Changes or Events. Neither the Company nor any of its subsidiaries has any material indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due or asserted or unasserted), and, to the best knowledge of the Company, there is no basis for the assertion of any claim or liability of any nature against the Company or any of its subsidiaries, which is not fully reflected in, reserved against or otherwise described in the financial statements included in the Company SEC Reports. Except as disclosed in the Company SEC Reports or as disclosed in writing by the Company to Parent prior to the date hereof or in Section 5.1(h) of the Company Disclosure Schedule, since January 1, 1995, the business of the Company and its subsidiaries has been carried on only in the ordinary and usual course and there has not been any material adverse change in its business, properties, operations or financial condition and no event has occurred and no fact or set of circumstances has arisen which has resulted in or could reasonably be expected to result in a Material Adverse Effect with respect to the Company and its subsidiaries.

                     (i)     Employment Agreements.  Except as set forth in
         Section 5.1(i) of the Company Disclosure Schedule, the Company is not a party to any employment, consulting, noncompetition, severance, golden parachute, indemnification agreement or any other agreement providing for payments or benefits or the acceleration of payments or benefits upon the change of control of the Company (including, without limitation, any contract to which the Company is a party involving employees of the Company).

                     (j) Brokers and Finders. Except for the fees and expenses payable to Allen & Company Incorporated, which fees and expenses are reflected in its agreement with the Company, a true and complete copy of which (including all amendments) has been furnished to Parent, the Company has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

                     (k)     S-4 Registration Statement and Proxy
         Statement/Prospectus. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement (as such terms are defined in Section 6.4) will (i) in the case of the S-4 Registration Statement, at the time it becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or
         (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Stockholder Meeting (as such term is defined in Section 6.3), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4 Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Proxy Statement will (only with respect to the Company) comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

                     (l) Taxes. The Company and each subsidiary of the Company has (x) filed all returns, declarations, reports, information returns and statements of whatsoever kind ("Tax Returns") in respect of all federal and all material state, county, local, foreign and other Taxes (as defined below), that it is required to file through the date hereof, and (y) paid or provided for the payment of all Taxes shown due on such Tax Returns and all Taxes, if any, required to be paid for which no return is required. True and complete copies of all federal, state, local and foreign Tax Returns relating to the last three taxable years of the Company and its subsidiaries have been delivered or made available to Parent. True and complete copies of the foreign income tax returns for the last taxable year of the Company's subsidiaries for Germany, Italy, Sweden and the United Kingdom have been delivered to Parent. Except as otherwise set forth in Section 5.1(1) of the

         Company Disclosure Schedule, the Company and its subsidiaries have not been audited, or received written notice (and are not otherwise aware) of a pending or proposed audit, by the Internal Revenue Service or any state, local or foreign taxing jurisdiction since the year ended December 31, 1990 and no agreements or consents extending the period during which any Taxes may be assessed or collected are now in force. No material adjustments have been proposed by, or discussed with, the Internal Revenue Service or by, or with, any other taxing authority with respect to any open tax years or tax returns. Neither the Company nor any of its subsidiaries nor any predecessor of the foregoing has, during the past 5 years or, to the best knowledge of the Company and its subsidiaries, at any time prior thereto, filed a consent under section 341(f)(1) of the Code, or agreed under section 341(f)(3) of the Code to have the provisions of section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company or such subsidiary. Set forth in Section 5.1(1) of the Company Disclosure
         Schedule is a complete list of all material differences for the Company and any subsidiary between their financial statements and income tax returns which have the effect of deferring the realization of an item of income to a period after the period for which such item of income was reported on the Company's financial statements or accelerating an item of deduction to a period prior to the period for which the corresponding item of loss or expense was reported on the Company's financial statements. Except as set forth in Section 5.1(1) of the Company Disclosure Schedule,.neither the Company nor any of its subsidiaries has entered into within the last five (5) years, or otherwise is a party to or bound by, any agreement providing for the allocation or sharing of Taxes with any entity which is not, either directly or indirectly, a subsidiary of the Company. The Company is not a "United States real property holding corporation" as defined in
         Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(i)(A)(ii) of the Code. Except as set forth in
         Section 5.1(1) of the Company Disclosure Schedule, no closing agreement pursuant to Section 7121 of the Code or compromise pursuant to Section 7122 of the Code or any similar provision of state, local or foreign law has been entered into by, or with respect to, the Company or any of its subsidiaries or any assets thereof that would be binding on, or affect the computation or reporting of any Tax liability of, the Company or any subsidiary thereof for (i) any of the last three taxable years of the Company or any subsidiary thereof ending on or prior to the Closing Date or (ii) any taxable year of the Company or any subsidiary thereof ending after the Closing Date. For the purpose of this Agreement, the term "Tax" (and, with correlative meaning, the terms "Taxes" and "Taxable") shall include all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, value added, property, withholding, excise and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

                     (m) Employee Benefits. Section 5.1(m) of the Company Disclosure Schedule contains an accurate and complete list of all Company Benefit Plans (as defined below). None of the Company Benefit Plans is a "multiemployer plan" as defined in Section 3(37) of ERISA or a multiple employer plan covered by Sections 4063 or 4064 of ERISA.

                     (i) Except as disclosed in Section 5.1(m) of the Company Disclosure Schedule, each Company Benefit Plan intended to qualify under Section 401 of the Code does so qualify and the trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code. To the best knowledge of the Company, nothing has occurred with respect to the operation of such plans which could cause the loss of such qualification or exemption or the imposition of any liability, penalty, or tax under ERISA or the Code.

                     (ii) True and correct copies of the following documents with respect to each Company Benefit Plans have been made available or delivered to Parent by the Company: (1) any plans, and amendments thereto, (2) the most recent forms 5500 and any financial statements attached thereto, (3) the last Internal Revenue Service determination letter (if any), (4) summary plan descriptions, (5) the two most recent actuarial reports, including any such reports for purposes of FASB 87, 106 and 112, and (6) written descriptions of all material, non-written agreements relating to the Company Benefit Plans.

                     (iii) The Company Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and other applicable law. Neither the Company nor any of its subsidiaries has any liability with respect to a non-exempt prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA.

                     (iv) There has been no transaction involving an ERISA Affiliate while any Company Benefit Plan subject to Title IV of ERISA has unfunded benefit liabilities, as defined in Section 4001(a)(18) of ERISA.

                     (v) Except as disclosed in Section 5.1(m) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries maintains retiree life insurance or retiree health plans which are "welfare benefit plans" within the meaning of Section 3(i) of ERISA and which provide for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant's termination of employment where such participant was an employee of the Company or any subsidiary of the Company, other than as required by Part 6 of Title I of ERISA and at the sole expense of the participant or beneficiary.

                     (vi) Except as disclosed in Section 5.1(m) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (1) result in any payment (including, without limitation, bonus or other compensation severance, unemployment compensation, golden parachute or otherwise) becoming due to any employee of the Company under any Company Benefit Plan or otherwise,
                     (2) increase any benefits otherwise payable under any Company Benefit Plan, or (3) result in the acceleration of the time of payment or vesting of any such benefits.

                     (vii) (A) None of the employees of the Company or any of its subsidiaries is represented in his or her capacity as an employee of such company by any labor organization; (B) neither the Company nor any of its subsidiaries has recognized any labor organization nor has any labor organization been elected as the collective bargaining agent of any of their employees, nor has the Company or any of its subsidiaries signed any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any of their employees; and (C) to the best knowledge of the Company, there is no active or current union organization activity involving the employees of the Company or any subsidiary of the Company, nor has there ever been union representation involving employees of the Company and/or its subsidiaries.

                     (viii) For the purposes of this Agreement: (A) the term "Company Benefit Plan" shall include all employee benefit plans (as defined in Section 3(3) of ERISA) and all other employee benefit arrangements or payroll practices, including, without limitation, severance pay, sick leave, vacation pay, salary continuation for disability, scholarship programs, stock option or restricted stock plans maintained by the Company or any ERISA Affiliate of the Company (whether formal or informal, whether for the benefit of a single individual or for more than one individual and whether for the benefit of current or former employees or their beneficiaries) on behalf of the Company or any of the employees of the Company or any of its subsidiaries or to which or under which or pursuant to which the Company or any ERISA Affiliate of the Company has contributed or is obligated to make contributions on behalf of the Company or any employees of the Company or any of its subsidiaries; (B) the term "ERISA" shall refer to the Employee Retirement Income Security Act of 1974, as amended; (C) the term "ERISA Affiliate" shall refer to any trade or business (whether or not incorporated) under common control or treated as a single employer with the Company within the meaning of Section 414(b), (c), (m) or
                     (o) of the Code.

                     (n)     Intangible Property.

                     (i) Section 5.1(n) of the Company Disclosure Statement sets forth a list of each patent, trademark, trade name, service mark, brand mark, brand name, industrial design and copyright owned or used in business by the Company and its subsidiaries, as well as all registrations thereof and pending applications therefor, and each license or other contract relating thereto (collectively with any other intellectual property owned or used in the business by the Company and its subsidiaries, and all of the goodwill associated therewith, the "Intangible Property") and indicates, with respect to each item of Intangible Property listed thereon, the owner thereof and, if applicable, the name of the licensor and licensee thereof and the terms of such license or other contract relating thereto. Except as set forth in Section 5.1(n) of the Company Disclosure Schedule, each of the foregoing is owned free and clear of any and all liens, mortgages, pledges, security interests, levies, charges, options or any other encumbrances, restrictions or limitations of any kind whatsoever and none of the Company or any of its subsidiaries has received any notice to the effect that any other entity has any claim of ownership with respect thereto. To the best knowledge of the Company, the use of the foregoing by the Company and its subsidiaries does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, patent, trademark, trade name, service mark, brand mark, brand name, computer program" industrial design, copyright or any pending application therefor of any other entity. Except as set forth in Section 5.1(n) of the Company Disclosure Schedule, no claims have been made, and none of the Company or any of its subsidiaries has received any notice, that any of the foregoing is invalid, conflicts with the asserted rights of other entities, or has not been used or enforced (or has failed to be used or enforced) in a manner that would result in the abandonment, cancellation or unenforceability of any item of the Intangible Property.

                     (ii) The Company and each of its subsidiaries possesses all Intangible Property, including, without limitation, all know-how, formulae and other proprietary and trade rights necessary for the conduct of their businesses as now conducted. None of the Company or any of its subsidiary has taken or failed to take any action that would result in the forfeiture or relinquishment of any such Intangible Property used in the conduct of their respective businesses as now conducted.

                     (o) Certain Contracts. Section 5.1(o) of the Company Disclosure Schedule lists all of the following contracts to which the Company or a subsidiary is a party or by which any one of them or any of their properties or assets may be bound ("Listed Agreements"): (i) all employment or other contracts with any employee, consultant, officer or director of the Company or any subsidiary of the Company (or any company which is controlled by any such individual) whose total rate.of annual remuneration is estimated to exceed $100,000 in 1995; (ii) union, guild or collective bargaining contracts relating to employees of the Company or any subsidiary; (iii) instruments for money borrowed (including, without limitation, any indentures, guarantees, loan agreements, sale and leaseback agreements, or purchase money obligations incurred in connection with the acquisition of property other than in the ordinary course of business) in excess of $500,000; (iv) underwriting, purchase or similar agreements entered into in connection with the Company's or any of its subsidiaries, currently existing indebtedness; (v) agreements for acquisitions or dispositions (by merger, purchase or sale of assets or stock or otherwise) of material assets entered into within the last two years, as to which the transactions contemplated have been consummated or are currently pending; (vi) joint venture or partnership agreements entered into; (vii) material licensing, merchandising and distribution contracts; (viii) contracts granting any person or other entity registration rights; (ix) guarantees, suretyships, indemnification and contribution agreements, in excess of $500,000; (x) contracts between the Company and its subsidiaries and their ten largest retailers, as measured as a percent of Company sales to the customers of such retailers; (xi) contracts with respect to duty-free arrangements including any lease or revenue-sharing or profit-sharing arrangements; (xii) contracts with any governmental or quasi-governmental entity concerning refunds or advances; and (xiii) other contracts which materially affect the business, properties or assets of the Company and its subsidiaries taken as a whole, and are not otherwise disclosed in this Agreement or were entered into other than in the ordinary course of business. A true and complete copy (including all amendments) of each Listed Agreement and each contract with a retailer listed on Exhibit D to
         Section 5.1(o) of the Company Disclosure Schedule, has been made available to Parent. Neither the Company nor any subsidiary (i) to the knowledge of the Company is in breach or default in any material respect under any of the Listed Agreements or (ii) has any knowledge of any other material breach or default under any Listed Agreement by any other party thereto or by any other person or entity bound thereby, except in the case of (i) or (ii) breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. At the Effective Time, no person will have the right, by contract or otherwise, to become, nor does any entity have the right to designate or cause the Company to appoint a person as, a director of the Company.

                     (p) Accounting Matters. Neither the Company nor, to the best of its knowledge, any of its affiliates, has taken or agreed to take any action that would prevent the Parent from accounting for the business combination to be effected by the Merger as a "pooling-of-interests.11 The Company has not failed to bring to the attention of Parent any actions, or agreements or understandings, whether written or oral, to act that would be reasonably likely to prevent Parent from accounting for the Merger as a pooling-of-interests.

                     (q) Unlawful Payments and Contributions. To the best knowledge of the Company, neither the Company, any subsidiary of the Company nor any of their respective directors, officers or, any of their respective employees or agents has, with respect to the businesses of the Company and its subsidiaries, (i) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or
         (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any person or entity.

                     (r) Commission Rates. Set forth in Section 5.1(r) of the Company Disclosure Statement is a list of the commissions earned by the Company and its subsidiaries in percentages of invoiced VAT and the Swedish Krona amount of invoiced VAT processed by the Company and its subsidiaries from January 1, 1993 to July 31, 1995.

                     (s) Listings. The Company's securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, except as set forth in Section 5.1(s) of the Company Disclosure Schedule.

                     (t) Environmental Matters. Except as disclosed in the Company's SEC Reports or as disclosed in writing by the Company to Parent prior to the date hereof, (i) the Company and its subsidiaries and the operations thereof are in material compliance with all Environmental Laws (as defined below); (ii) there are no judicial or administrative actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any subsidiary of the Company alleging the violation of any Environmental Law and neither the Company nor any subsidiary of the Company has received notice from any governmental body or person alleging any violation of or liability under any Environmental Laws, in either case which could reasonably be expected to result in material Environmental Costs and Liabilities; and (iii) to the knowledge of the Company, there are no facts, circumstances or conditions relating to, arising from associated with or attributable to the Company or its subsidiaries or any real property currently or previously owned, operated or leased by the Company or its subsidiaries that could reasonably be expected to result in material Environmental Costs and Liabilities. For the purpose of this Section 5.1(t), the following terms have the following definitions: (X) "Environmental Costs and Liabilities" means any losses, liabilities, obligations, damages, fines, penalties, judgments, actions, claims, costs and expenses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies, remedial or removal actions and cleanup activities) arising from or under any Environmental Law; (Y) "Environmental Laws" means any applicable federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement relating to the environment, natural resources, or public or employee health and safety; (Z) "Hazardous Material" means any substance, material or waste regulated by federal, state or local government, including, without limitation, any substance, material or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "toxic waste" or "toxic substance" under any provision of Environmental Law and including but not limited to petroleum and petroleum products.

                     (u) Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Schedules to this Agreement or any certificate delivered by the Company to Merger Sub or Parent pursuant to this Agreement, contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading when taken together in light of the circumstances in which they were made, it being understood that as used in this Section 5.1(u) "material" means material to the Company and its subsidiaries taken as a whole.

         5.2.        Representations and Warranties of Parent and Merger Sub.
Parent and Merger Sub each represents and warrants to the Company that (except to the extent set forth on the Disclosure Schedule previously delivered by Parent to the Company (the "Parent Disclosure Schedule")):

                     (a) Corporate Organization and Qualification. Each of Parent and its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not have a Material Adverse Effect. Each of Parent and its Significant Subsidiaries has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted. Parent and Merger Sub have heretofore made available to the Company complete and correct copies of their Certificate of Incorporation, as the case may be, and their respective By-Laws.

                     (b) Capitalization. The authorized capital stock of Parent consists of (i) 400,000,000 Parent Common Shares of which, as of September 30, 1995, approximately 181,000,000 Parent Common Shares were issued and outstanding and 3,000,000 Parent Common Shares were held in treasury and (ii) 1,000,000 shares of preferred stock, $.01 par value per share (the "Parent Preferred Shares"), none of which is issued or outstanding. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. All outstanding shares of capital stock or other equity interests of the subsidiaries of Parent are owned by Parent or a direct or indirect wholly-owned subsidiary of Parent, free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as set forth in Parent SEC Reports (as defined in Section 5.2(g)) or as contemplated by this Agreement, there are not, as of the date hereof, any outstanding or authorized options, warrants, calls, rights (including preemptive rights) commitments or any other agreements of any character which Parent or any of its subsidiaries is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any Parent Common Shares or any shares of capital stock or any of its securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of Parent or any of its subsidiaries. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party or to which it is bound relating to the voting of any shares of the capital stock of Parent. Parent has reserved for issuance under a stock option plan or plans of Parent a sufficient number of Parent Common Shares to cover the exercise of the Options and Warrant assumed by Parent in accordance with Section 4.1(d).

                     (c) Authorization for Parent Common Shares. Parent has taken all necessary action to permit it to issue the number of Parent Common Shares required to be issued pursuant to Article IV. Parent Common Shares issued pursuant to Article IV will, when issued, be validly issued, fully paid and nonassessable and no person will have any preemptive right of subscription or purchase in respect thereof. Parent Common Shares will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities laws and will, when issued, be listed on the NYSE, subject to official notice of issuance.

                     (d) Authority Relative to this Agreement. The Board of Directors of Parent and Merger Sub have each declared the Merger advisable and each of Parent and Merger Sub has the requisite corporate power and authority to approve, authorize, execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Parent and Merger Sub and by Parent as sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes valid and binding agreements of Parent and Merger Sub, enforceable against them in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors, rights and to general principles of equity.

                     (e) Consents and Approvals; No Violation. Except as set forth in Section 5.2(e) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation and the respective By-Laws of Parent and Merger Sub; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the applicable requirements, if any, of the HSR Act, (B) pursuant to the applicable requirements of the Securities Act and the Exchange Act, (C) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which Parent is authorized to do business, (D) as may be required by any applicable state securities or takeover laws, (E) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement, (F) such filings, consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the laws of any foreign country, (G) filings with, and approval of, the NYSE or, (H) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect or adversely affect the ability of Parent or Merger Sub to consummate the transactions contemplated hereby; (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its subsidiaries or any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation, or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which, in the aggregate, would not have a Material Adverse Effect or adversely affect the ability of Parent and Merger Sub to consummate the transactions contemplated hereby; or (iv) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.2(e) are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its subsidiaries or to any of their respective assets, except for violations which would not in the aggregate have a Material

         Adverse Effect or adversely affect the ability of Parent and Merger Sub to consummate the transactions contemplated hereby.

                     (f) Ownership of Merger Sub; No Prior Activities; Assets of Merger Sub.

                             (i) Merger Sub was formed solely for the purpose of the Merger and engaging in the transactions contemplated hereby.

                             (ii)          As of the date hereof and the
                     Effective Time, the capital stock of Merger Sub is and will be directly owned 100% by Parent. Further, there are not as of the date hereof and there will not be at the Effective Time any outstanding or authorized options, warrants, calls, rights, commitments or any other agreements of any character which Merger Sub is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of capital stock of Merger Sub.

                             (iii)         As of the date hereof and the
                     Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated hereby, Merger Sub has not and will not have incurred, directly or indirectly through any subsidiary or affiliate, any obligations or liabilities or engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity.

                     (g)     SEC Reports; Financial Statements.

                             (i) Since January 1, 1992, Parent has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act (the "Parent SEC Reports"). None of Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                             (ii) The consolidated balance sheets and
                     the related statements of income, stockholders' equity and cash flow (including the related notes thereto) of Parent included in Parent SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein), and present fairly the consolidated financial position of Parent and its consolidated subsidiaries as of their respective dates, and the results of its operations and its cash flow for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

                     (h) Absence of Certain Changes or Events. Except as disclosed in Parent SEC Reports filed by Parent and as set forth in
         Section 5.2(h) of the Parent Disclosure Schedule, since January 1, 1995, the business of Parent has been carried on only in the ordinary and usual course and there has not been any adverse change in its business, properties, operations or financial condition and no event has occurred and no fact or set of circumstances has arisen which has resulted in or could reasonably be expected to result in a Material Adverse Effect.

                     (i) Litigation. Except as disclosed in the Parent SEC Reports, there are no actions, suits, investigations or proceedings pending or, to the best knowledge of Parent threatened against Parent or any of its subsidiaries t at Parent or any of its subsidiaries that, alone or in the aggregate, would have a Material Adverse Effect or (ii) question the validity of the Agreement or any action to be taken by Parent in connection with the consummation of the transactions contemplated hereby.

                     (j)     S-4 Registration Statement and Proxy
         Statement/Prospectus. None of the information to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the S-4 Registration Statement will, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event with respect to Parent, its officers and directors or any of its subsidiaries shall occur which is required to be described in the S-4 Registration Statement, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Parent. The S-4 Registration Statement will comply (only with respect to Parent and Merger Sub) as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated thereunder.

                     (k) Brokers and Finders. Parent has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

                     (l) Ownership of Shares. As of the date hereof, none of the Parent Companies owns any Shares.

                     (m) Accounting Matters. Neither Parent nor, to the best of its knowledge, any of its affiliates, has taken or agreed to take any action that would prevent Parent from accounting for the business combination to be effected by the Merger as a "pooling-of-interests." Parent has not failed to bring to the attention of the Company any actions, or agreements or understandings, whether written or oral, to act that would be reasonably likely to prevent Parent from accounting for the Merger as a pooling-of-interests, any by

                     (n) Disclosure. No representation or was Parent or Merger Sub in this Agreement and no statement contained in the Schedules to this Agreement or any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading when taken together in light of the circumstances in which they were made, it being understood that as used in this Section 5.2(m) "material" means material to Parent or Merger Sub and their subsidiaries taken as a whole.


                                   ARTICLE VI

                      Additional Covenants and Agreements

         6.1.        Conduct of Business.

                     (a) The Company covenants and agrees that, during the period from the date of this Agreement to the Effective Time (unless Parent shall otherwise agree in writing and except as otherwise contemplated by this Agreement), the Company will, and will cause each of its subsidiaries to, conduct its operations according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall be ' unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent (i) except (x) as otherwise provided in this Agreement or as set forth in
         Section 6.1(a) of the Company Disclosure Schedule and (y) for shares to be issued upon exercise of the outstanding Options and the Warrant, as the case may be, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof, (ii) except as provided in Section 4.1(b), redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Shares), (iii) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, except for regular quarterly dividends on the Preferred Shares not in excess of $.3125 per share in accordance with customary record and payment dates, (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger), (v) adopt any amendments to its Certificate of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary not constituting an inactive subsidiary of the Company, (vi) make any acquisition, by means of merger, consolidation or otherwise, or disposition, of assets or securities, except for joint venture agreements under negotiation in the countries set forth in Section 6.1(a) of the Company Disclosure Schedule, (vii) other than in the ordinary course of business consistent with past practice and except to the extent required under any joint venture agreement listed in Section 5.1(b) of the Company Disclosure Schedule or as set forth in Section 6.1(a) of the Company Disclosure Schedule, incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly owned subsidiary of the Company, (viii) take any action with respect to the Warrant other than as contemplated by the Warrant Amendment, dated the date hereof, between the Company and Allen & Company Incorporated, (ix) except as set forth in Section 6.1(a) of the Company Disclosure Schedule, make or revoke any material Tax election, settle or compromise any material federal, state, local or foreign Tax liability or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes (except that the Company and its subsidiaries may make Tax elections that are consistent with prior such elections (in past years) so long as the Company provides Parent with reasonable prior notice, to the extent possible, of its .intention to do so (it being understood that the giving of such notice shall not be deemed a request for, or give Parent a right of, approval of such election)),
         (x) incur any liability for Taxes other than in the ordinary course of business, or (xi) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

                     (b) The Company and its subsidiaries shall not (without the prior written consent of Parent) grant any material increases in the compensation of any of its directors, officers or key employees, except in the ordinary course of business and in accordance with its customary past practices; (A) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, pension or employment plans, agreements or arrangements as in effect on the date hereof to any such director, officer or key employee, whether past or present; (B) enter into any new or materially amend any existing employment or severance agreement with any such director, officer or key employee; or (C) except as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multi-employer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of enhancing any benefits thereunder.

         6.2.        No Solicitation.

                     (a) The Company, its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) (collectively, the "Company's Representatives") shall immediately cease any discussions or negotiations with any party that may be ongoing with respect to a Competing Transaction (as defined below). From and after the date hereof-until the termination of this Agreement, neither the Company nor any of its subsidiaries will, nor will the Company authorize or permit any of its subsidiaries or any of the Company Representatives to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction or agree to or endorse any Competing Transaction, and the Company shall notify Parent orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals which it or any of its subsidiaries or any such Company Representative may receive relating to any of such matters and, if such inquiry or proposal is in writing, the Company shall deliver to Parent a copy of such inquiry or proposal promptly provided, however, that the Company shall not be obligated to deliver to Parent a copy of such written inquiry or proposal if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that delivery to Parent of such written inquiry or proposal would cause the Board of Directors of the Company to breach its fiduciary duties to stockholders under applicable law; provided, further, that nothing contained in this
         Section 6.2 shall prohibit the Company or its Board of Directors from
         (i) taking and disclosing to its stockholders a position contemplated by Exchange Act Rule 14e-2 or (ii) making any disclosure to its stockholders that, in the good faith judgment of its Board of Directors, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), is required under applicable law; provided, further, however, that nothing contained in this Section 6.2 shall prohibit the Company from (A) furnishing information to, or entering into discussions or negotiations with, any person or entity that after the date hereof states in an unsolicited writing that it has a bona fide serious interest to make a Superior Proposal (as defined below) if (1) (x) the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law and (y) after consultation with and based upon the advice of an independent financial advisor (who may be the Company's regularly engaged independent financial advisor) determines in good faith that such person or entity is capable of making, financing and consummating a Superior Proposal and (2) prior to taking such action, the Company (x) provides reasonable notice to Parent to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form or (B) failing to make or withdrawing or modifying its recommendation referred to in Section 6.2(b) if there exists a Competing Transaction and the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law. For purposes of this Agreement, "Competing Transaction" shall mean any of the following (other than the transactions between the Company, Parent and Merger Sub contemplated hereunder) involving the Company: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or a substantial portion of the assets of the Company and its subsidiaries, taken as a whole, or of more than 25% of the equity securities of the Company or any of its subsidiaries, in any case in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

                     (b) Except as set forth in this Section 6.2, the Board of Directors of the Company shall not approve or recommend, or cause the Company to enter into any agreement with respect to, any Competing Transaction. Notwithstanding the foregoing, if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that it is necessary to do so in order to comply with its fiduciary duties to stockholders under applicable law, the Board of Directors of the Company may approve or recommend a Superior Proposal (as defined below) or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only after providing reasonable written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. In addition, if the Company proposes to enter into an agreement with respect to any Competing Transaction, it shall concurrently with entering into such an agreement pay, or cause to be paid, to Parent the fee required by Section 8.5(a) hereof. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all or substantially all the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger.

         6.3. Meeting of Stockholders. The Company will take all action necessary in accordance with applicable law and its Certificate of Incorporation and By-Laws to convene a meeting of its stockholders (the "Stockholder Meeting") as promptly as practicable to consider and vote upon the approval of the Merger. Subject to the fiduciary duties of the Company's Board of Directors under applicable law after consultation with and based upon the advice of independent legal counsel the Board of Directors of the Company shall recommend and declare advisable such approval and the Company shall take all lawful action to solicit, and use its best efforts to obtain, such approval.

         6.4. Registration Statement. Parent will, as promptly as practicable, prepare and file with the SEC a registration statement on Form S-4 (the "S-4 Registration Statement"), containing a proxy statement/prospectus and a form of proxy, in connection with the registration under the Securities Act of Parent Common Shares issuable upon conversion of the Shares and the other transactions contemplated hereby. The Company will, as promptly as practicable, prepare and file with the SEC a proxy statement that will be the same proxy statement/prospectus contained in the S-4 Registration Statement and a form of proxy, in connection with the vote of the Company's stockholders with respect to the Merger (such proxy statement/prospectus, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's stockholders, is herein called the "Proxy Statement"). Parent and the Company will, and will cause their accountants and lawyers to, use their best efforts to have or cause the S-4 Registration Statement declared effective as promptly as practicable, including, without limitation, causing their accountants to deliver necessary or required instruments such as opinions and certificates, and will take any other action required or necessary to be taken under federal or state securities laws or otherwise in connection with the registration process, it being understood and agreed that Katten Muchin & Zavis, counsel to the Company, will render the tax opinion referred to in
Section 7.2(g) on (i) the date the preliminary Proxy Statement is filed with the SEC and (ii) the date the S-4 Registration Statement is filed with the SEC. The Company will use its best efforts to cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable date and will coordinate and cooperate with Parent with respect to the timing of the Stockholder Meeting and shall use its best efforts to hold such Stockholder meeting as soon as practicable after the date hereof.

         6.5. Best Efforts. The Company and Parent shall: (i) promptly make their respective filings and thereafter make any other required submissions under all applicable laws with respect to the Merger and the other transactions contemplated hereby; and (ii) use their best efforts to promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement as soon as practicable.

         6.6. Access to Information. Upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent ("Parent's Representatives") reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books and records and, during such period, shall (and shall cause each of its subsidiaries to) furnish promptly to Parent's Representatives all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section

6.6 shall affect or be deemed to modify any of the representations or warranties made by the Company. Parent agrees that it will not, and will cause Parent's Representatives not to, use any information obtained pursuant to this
Section 6.6 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. In connection with the foregoing, the Company agrees to use its best efforts to cause the Company's independent accountants to provide their workpapers to Parent, subject to the confidentiality provisions of this Section 6.6. Subject to the requirements of law, Parent will keep confidential, and will cause Parent's Representatives to keep confidential, all information and documents obtained pursuant to this Section
6.6 except as otherwise consented to by the Company; provided, however, that Parent shall not be precluded from making any disclosure which it deems required by law in connection with the Merger. In the event Parent is required to disclose any information or documents pursuant to the immediately preceding sentence, Parent shall give prompt prior notice of such disclosure to the Company. Upon any termination of this Agreement, Parent will collect and deliver to the Company all documents obtained pursuant to this Section 6.6 by it or any of Parent's Representatives then in their possession and any copies thereof. Notwithstanding anything to the contrary contained herein, in the event this Agreement is terminated and the Merger abandoned pursuant to Article VIII, the terms of the Confidentiality Agreement, dated August 23, 1995 (the "Confidentiality Agreement"), between Parent and the Company shall survive such termination subject to the conditions and limitations set forth in such Confidentiality Agreement.

         6.7. Publicity. The parties hereto agree that they will consult with each other concerning any proposed press release or public announcement pertaining to the Merger in order to seek to agree upon the text of any such press release or the making of such public announcement.

         6.8.        Indemnification of Directors and Officers.

                     (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former officers, directors and employees of the Company and any of its subsidiaries against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent (not otherwise covered by insurance) permitted or required under applicable law (and shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); provided, however, the indemnification provided hereunder by Parent shall not be greater than (x) the indemnification permissible pursuant to the Company's Certificate of Incorporation and By- Laws, as in effect as of the date hereof or (y) the indemnification actually provided by the Company as of the date hereof. Parent and Merger Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") as provided in the Company's Certificate of Incorporation or By-Laws or pursuant to other agreements, or certificates of incorporation or by-laws or similar documents of any of the Company's subsidiaries, as in effect as of the date hereof, with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of five (5) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the disposition of such Claim.

                     (b) Parent shall cause to be maintained in effect for not less than three (3) years the current policies of directors, and officers, liability insurance and fiduciary liability insurance maintained by the Company and the Company's subsidiaries with respect to matters occurring prior to the Effective Time to the extent required to cover the types of actions and omissions currently covered by such policies; provided, however, that (i) Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are not less advantageous, in any material respect, to the Indemnified Parties and (ii) Parent shall not be required to pay an annual premium for such insurance in excess of $150,000 but in such case shall purchase as much coverage as possible for such amount.

                     (c) In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated by this Agreement is commenced, whether before or after the Closing, the parties hereto agree to cooperate and use their respective best efforts to vigorously defend against and respond thereto.

                     (d) This Section 6.8 is intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of Parent, Merger Sub, the Company and the Surviving Corporation.

         6.9. Affiliates of the Company. The Company has identified to Parent each Company Affiliate and each Company Affiliate has delivered to Parent on or prior to the date hereof, a written agreement (i) that such Company Affiliate will not sell, pledge, transfer or otherwise dispose of any Parent Common Shares issued to such Company Affiliate pursuant to the Merger, except in compliance with Rule 145 promulgated under the Securities Act or an exemption from the registration requirements of the Securities Act and (ii) that on or prior to the earlier of (x) the mailing of the Proxy Statement/Prospectus or (y) the thirtieth day prior to the Effective Time such Company Affiliate will not thereafter sell or in any other way reduce such Company Affiliate's risk relative to any Parent Common Shares received in the Merger (within the meaning of the SEC's Financial Reporting Release No. 1, "Codification of Financing Reporting Policies," Section 201.01 47 F.R. 21028 (April 15, 1982)), until such time as financial results (including combined sales and net income) covering at least 30 days of post- merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 issued by the SEC.

         6.10. Taxes. In respect of Tax Returns of the Company or any subsidiary not required to be filed prior to the date hereof, the Company shall, to the extent permitted by law without any penalty, delay (or cause such subsidiary to delay) the filing of any such Tax Returns until after the Effective Time; provided, however, that the Company shall notify Parent of its intention to delay (or cause such subsidiary to delay) any such filing and shall not so delay the filing of a Tax Return if Parent and the Company agree that so delaying the filing of such Tax Return is not in the best interests of either the Company or Parent. If any such Tax Return is required to be filed on or prior to the Effective Time, the Company or its subsidiaries, as the case may be, shall prepare and timely file such Tax Return in,a manner consistent with prior years and all applicable laws and regulations; provided, however, that Parent shall be notified and given an opportunity to review and to comment, prior to the filing thereof, on any such Tax Return (a) which relates to a Tax which is based upon or measured by income, (b) which is not regularly filed by the Company or a subsidiary thereof in connection with the conduct of its business in the ordinary course, or (c) for which Parent requests such opportunity, although neither Parent's approval nor consent shall be required prior to the filing of any such Tax Return.

         6.11. Maintenance of Insurance. Between the date hereof and through the Effective Time the Company will use its best efforts to maintain in full force and effect all of its presently existing policies of insurance or insurance comparable to the coverage afforded by such policies.

         6.12. Representations and Warranties. Neither the Company on the one hand, nor Parent or Merger Sub on the other, will take any action that would cause any of the representations and warranties set forth in Section 5.1 or 5.2, as the case may be, not to be true and correct in all material respects at and as of the Effective Time.

         6.13. Filings; Other Action. Subject to the terms and conditions herein provided, the Company, Parent and Merger Sub shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act, the Securities Act and the Exchange Act with respect to the Merger; and (b) use best efforts promptly to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable.

         6.14. Notification of Certain Matters. Each of the Company and Parent shall give prompt notice to the other of (a) any notice of, or other communication relating to,a default or event which, with notice or lapse of time or both,would become a default, received by it or any of its subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of it and its subsidiaries taken as a whole to which it or any of its subsidiaries is a party or is subject, (b) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (c) any material adverse change in their respective financial condition, properties, businesses or results of operations, taken as a whole, other than changes resulting from general economic conditions.

         6.15. Pooling Accounting. None of the Company, any of its subsidiaries, Parent nor Merger Sub will take any action that could prevent the Merger from being accounted for as a pooling-of-interests and the Company will bring to the attention of Parent, and Parent will bring to the attention of the Company, any actions, or agreements or understandings, whether written or oral, to act that could be reasonably likely to prevent Parent from accounting for the Merger as a pooling-of-interests.

         6.16. Blue Sky Permits. Parent shall use its best efforts to obtain, prior to the effective date of the S-4 Registration Statement, all necessary state securities laws or "blue sky" permits and approvals required to carry out the transactions contemplated by this Agreement and the Merger, and will pay all expenses incident thereto.

         6.17. NYSE Listing. Parent shall use its best efforts to cause the Parent Common Shares constituting the Share Consideration to be listed on the NYSE, subject to notice of official issuance thereof.

         6.18. Pooling Letter. Parent shall use commercially reasonable efforts to cause Ernst & Young LLP ("E&Y") to deliver to Parent a letter to the effect that pooling-of-interests accounting is appropriate for the Merger if it is closed and consummated in accordance with the terms of this Agreement, and the Company shall use commercially reasonable efforts to cause Deloitte & Touche LLP ("Deloitte") to cooperate fully with E&Y (including, without limitation, sharing information, analysis and work product, engaging in active discussions and delivering to the Company a letter substantially similar to E&Y's letter to Parent) in connection with E&Y's delivery of such letter.

         6.19. Comfort Letter. The Company shall use its best efforts to cause to be delivered to Parent a letter of Deloitte, independent public accountants to the Company, dated a date within two business days before the date on which the S-4 Registration Statement shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

         6.20. Tax-Free Reorganization Treatment. The Company, Parent and Merger Sub shall execute and deliver to Katten Muchin & Zavis, counsel to the Company, a certificate substantially in the form attached hereto as Exhibit C at such time or times as reasonably requested by such law firm in connection with its delivery of an opinion with respect to the transactions contemplated hereby, and shall provide a copy thereof to Parent and the Company. Prior to the Effective Time, none of the Company, Parent or Merger Sub shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be true) any of the representations in Exhibit C.

         6.21. Combined Operations. Parent agrees to make publicly available financial statements reflecting at least 30 days of combined operations of Parent and the Company on or prior to March 5, 1996.

         6.22. Employment Agreements. At the Closing, Parent shall offer or cause the Surviving Corporation to offer to enter into employment agreements with each of the individuals listed in Section 6.22 of the Company Disclosure Schedule (the "Employment Agreements"), each such agreement to be substantially in the form previously agreed to among Parent, the Company and each such individual on or prior to the date hereof.

                                  ARTICLE VII

                                   Conditions

         7.1.        Conditions to the Obligations of Parent and Merger Sub.
The respective obligations of Parent and Merger Sub to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by Parent or Merger Sub, as the case may bell to the extent permitted by applicable law.

                     (a) Certificate. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects on and as of the Effective Time with the same force and effect as though the same had been made on and as of the Effective Time (except to the extent they relate to a particular date), the Company shall have performed in all material respects all of its material obligations under this Agreement theretofore to be performed, and Parent shall have received at the Effective Time a certificate to that effect dated the Effective Time and executed by the President of the Company.

                 (b) Company Stockholder Approval. This Agreement shall have been duly approved by the holders of a majority of the outstanding Common Shares, in accordance with applicable law and the Certificate of Incorporation and By-Laws of the Company.

                 (c) Injunction. There shall be in effect no preliminary or permanent injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; provided, however, that prior to invoking this condition Parent shall use its best efforts to have such injunction or order vacated.

                 (d) S-4 Registration Statement; "Blue Sky" Permits. The S-4 Registration Statement shall have become effective and no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued and no proceedings for such purpose shall have been initiated and be continuing or threatened by the SEC. Parent shall have received all state securities laws or "blue sky" permits and other authorizations necessary to issue Parent Common Shares in exchange for the Shares in the Merger.

                 (e) Listing of Parent Common Shares. The Parent Common Shares constituting the aggregate Share Consideration and the other such shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE, subject to notice of official issuance.

                 (f) Governmental Filings and Consents; HSR Act. (i) All governmental filings required to be made prior to the Effective Time by the Company with, and all governmental consents required to be obtained prior to the Effective Time from, governmental and regulatory authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained, except where the failure to make such filing or obtain such consent would not reasonably be expected to have a Material Adverse Effect on Parent (assuming the Merger had taken place) and (ii) the waiting periods under the HSR Act shall have expired or been terminated.

                 (g) Pooling Letter. Parent shall have received from E&Y a letter to the effect that pooling-of-interests accounting is appropriate for the Merger pursuant to 6.18 of this Agreement.

                 (h) Third Party Consents. All required authorizations, consents and approvals of any third party (other than a governmental authority), the failure to obtain which would have a Material Adverse Effect on Parent (assuming the Merger had taken place), shall have been obtained.

                 (i) Delivery of Comfort Letter. Deloitte shall have delivered to the Company, for delivery by it to Parent, one or more letters with respect to the financial information contained in the Proxy Statement as contemplated by Section 6.19.

                 (j) Termination of Actions. The Option Plans shall have been terminated or substituted in a manner satisfactory to Parent. The Advance Ross Corporation 1995 Directors Deferral Plan shall have been duly and validly terminated by action of the Company's Board of Directors and all outstanding options thereunder shall have been terminated without further liability on the part of the Company or Parent to the holders thereof.

                 (k) Affiliate Letters. Each Company Affiliate shall have performed all of their respective obligations under their respective Affiliate Letters, Allen & Company Incorporated shall have performed all of its obligations under the letter, dated the date hereof, from such firm to the Company and Parent, and Parent shall have received certificates signed by each of them to such effect.

                 (l) Termination of Advisory Agreement. The agreement between the Company and Allen & Company Incorporated referred to in
         Section 5.1(i) of the Company Disclosure Schedule shall have been terminated without further liability thereunder for advisory fees for future periods on the part of the Company, and Parent shall have received satisfactory evidence thereof except that the indemnification provisions of such agreement shall survive the Merger.

         7.2. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable law.

                 (a) Certificate. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects on and as of the Effective Time with the same force and effect as though the same had been made on and as of the Effective Time (except to the extent they relate to a particular date), Parent and Merger Sub shall have performed all material respects all of their respective obligations under this Agreement theretofore to be performed, and the Company shall have received at the Effective Time a certificate to that effect dated the Effective Time and executed by the President of Parent.

                 (b) Company Stockholder Approval. This Agreement shall have been duly approved by the holders of a majority of the outstanding Common Shares, in accordance with applicable law and the Certificate of Incorporation and By-Laws of the Company.

                 (c) Injunction. There shall be in effect no preliminary or permanent injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; provided, however, that prior to invoking this condition the Company shall use its best efforts to have such injunction or order vacated.

                 (d) S-4 Registration Statement; "Blue Sky" Permits. The S-4 Registration Statement shall have become effective and no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued and no proceedings for such purpose shall have been initiated and be continuing or threatened by the SEC. Parent shall have received all state securities laws or "blue sky" permits and other authorizations necessary to issue Parent Common Shares in exchange for the Shares in the Merger.

                 (e) Listing of Parent Common Shares. The Parent Common Shares constituting the aggregate Share Consideration and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

                 (f) HSR Act. The waiting periods under the HSR Act shall have expired or been terminated.

                 (g) Tax Opinion. The Company shall have received an opinion of Katten Muchin & Zavis, dated the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of the Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by a shareholder of the Company as a result of the Merger with respect to Shares converted solely into shares of Parent Common Stock. In rendering such opinion, Katten Muchin & Zavis may receive and rely upon representations contained in certificates of Parent, Merger Sub and the Company, and certain shareholders of the Company as requested by Katten Muchin & Zavis.


                                  ARTICLE VIII

                                  Termination

         8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by holders of Common Shares, either by the mutual written consent of Parent and the Company, or by mutual action of their respective Boards of Directors.

         8.2. Termination by either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Parent or the Company if (i) the Merger shall not have been consummated by January 31, 1996 (provided that the right to terminate this Agreement under this Section 8.2(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (ii) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (iii) the Merger shall have been voted on by stockholders of the Company at a meeting duly convened therefor and the vote shall not have been sufficient to satisfy the conditions set forth in Sections 7.1(b) and 7.2(b).

         8.3. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by holders of Shares, by action of the Board of Directors of Parent, if (i) the Company shall have failed to comply in any material respect with any of the covenants, conditions or agreements contained in this Agreement to be complied with or performed by the Company at or prior to such date of termination, which failure to comply has not been cured within five business days following receipt by the Company of notice of such failure to comply, (ii) any representation or warranty of the Company contained in the Agreement shall not be true in all material respects when made (provided such breach has not been cured within five business days following receipt by the Company of notice of the breach) or (except to the extent they relate to a particular date) on and as of the Effective Time as if made on and as of the Effective Time, or
(iii) (A) the Board of Directors of the Company shall withdraw, modify or change its recommendation of this Agreement or the Merger in a manner adverse to Parent or Merger Sub, or shall have approved or recommended to the stockholders of the Company any Competing Transaction or (B) the Company shall have entered into any agreement with respect to any Competing Transaction or
(C) the Board of Directors of the Company shall resolve to do any of the foregoing.

         8.4. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by holders of Shares, by action of the Board of Directors of the Company, if (i) Parent or Merger Sub shall have failed to comply in any material respect with any of the covenants, conditions or agreements contained in this Agreement to be complied with or performed by Parent or Merger Sub at or prior to such date of termination, which failure to comply has not been cured within five business days following receipt by the breaching party of notice of such failure to comply, (ii) any representation or warranty of Parent or Merger Sub contained in this Agreement shall not be true in all material respects when made (provided such breach has not been cured within five business days following receipt by the breaching party of notice of the breach) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent they relate to a particular date) or (iii) the Company enters into a definitive agreement relating to a Superior Proposal in accordance with Section 6.2(b), provided it has complied with all of the provisions thereof and has made payment of the fees required by Section 8.5 hereof.

         8.5.    Effect of Termination and Abandonment.

                 (a) In the event of termination of this Agreement by either the Company or Parent as provided in this Article VIII, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective affiliates, officers, directors or stockholders except (x) with respect to this Section 8.5 and Section 9.1 and (y) to the extent that such termination results from the breach of a party hereto or any of its representations or warranties, or any of its covenants or agreements, in each case, as set forth in this Agreement; Provided, that, the Company agrees that if this Agreement shall be terminated pursuant to (i) Section 8.2(iii), if at or prior to the time of the Stockholder Meeting (x) a Competing Transaction shall have been commenced, publicly proposed or publicly disclosed and (y) the Company has not rejected such Competing Transaction, (ii) Section 8.3(iii), or (iii) Section 8.4(iii), then the Company shall pay to Parent an amount equal to $2,500,000; provided, however, that no such fee shall be payable upon a termination by Parent pursuant to Section 8.3(iii)(A) or Section 8.3(iii)(C) (to the extent subparagraph (C) relates to subparagraph (A)) if (x) the Company gave to Parent prior to Parent's termination of this Agreement pursuant to Section 8.3(iii)(A) or Section 8.3(iii)(C) (to the extent subparagraph (C) relates to subparagraph (A)) a termination notice pursuant to Section 8.4(i) or Section 8.4(ii) (the company Termination Notice") setting forth in reasonable detail the reason therefor and (y) at the time Parent terminates this Agreement pursuant to Section 8.3(iii)(A) or 8.3(iii)(C) (to the extent subparagraph (C) relates to subparagraph
         (A)) the Company is entitled to terminate this Agreement pursuant to the reasons set forth in the Company Termination Notice; provided, further, that the Company shall pay to Parent an additional
         $2,500,000 if the Company consummates any Competing Transaction within one year after (A) in the case of clause (i) of this
         Section 8.5(a), the earlier of the Stockholder Meeting or payment of the first $2,500,000, (B) in the case of clause (ii) of this
         Section 8.5(a), the termination of this Agreement by Parent and (C) in the case of clause (iii) of this Section 8.5(a), the termination of this Agreement by the Company.

                 (b) Any payment required to be made pursuant to Section 8.5(a) shall be made as promptly as practicable but not later than five business days after the occurrence of the event giving rise to such payment and shall be made by wire transfer of immediately available funds to an account designated by Parent except that any payment to be made pursuant to Section 8.5(a)(i) shall be made not later than the termination of this Agreement by the Company pursuant to Section 8.4(iii).

                 (c) Each of the parties hereto agrees that the payment in full of immediately available funds by the Company to Parent shall be Parent's exclusive remedy for an action taken by the Company which (x) is permitted under this Agreement and (y) results in the payment to Parent of the fee set forth in Section 8.5(a). Except as set forth in the immediately preceding sentence and subject to Section 9.12, all rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

                                   ARTICLE IX

                           Miscellaneous and General

         9.1. Payment of Expenses. Whether or not the Merger shall be consummated, each party hereto and the stockholders of the Company shall pay their own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, provided that the Surviving Corporation shall pay, with funds of the Company and not with funds provided by any of Parent Companies, any and all property or transfer taxes imposed on the Surviving Corporation. The cost of printing the S-4 Registration Statement and the Proxy Statement shall be borne equally by the Company and the Parent.

         9.2. Survival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 9.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

         9.3. Modification or Amendment. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger by the stockholders of the Company, no amendment shall be made which changes the consideration payable in the Merger or adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders.

         9.4. Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

         9.5. Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

         9.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

         9.7. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

                 (a)      if to the Company, to

                          Advance Ross Corporation
                          233 South Wacker Drive
                          Suite 9700
                          Chicago, Illinois 60606-6502
                          Attention:  Paul G. Yovovich
                          Facsimile:  (312) 382-1109

                          with a copy to:

                          Katten Muchin & Zavis
                          525 West Monroe Street
                          Suite 1600
                          Chicago, Illinois 60661-3693
                          Attention:  Herbert S. Wander, Esq.
                          Facsimile:  (312) 902-1061

                 (b)      if to Parent or Merger Sub, to

                          UC International Inc.
                          707 Summer Street
                          Stamford, Connecticut 06901
                          Attention:  Amy N. Lipton, Esq.
                          Facsimile:  (203) 348-1982

                          with a copy to:

                          Weil, Gotshal & Manges
                          767 Fifth Avenue
                          New York, New York 10153
                          Attention:  Howard Chatzinoff, Esq.
                          Facsimile:  (212) 310-8007

or to such other persons or addresses as may be designated in writing by the party to receive such notice.

         9.8. Entire Agreement; Assignment. This Agreement, including the Disclosure Schedules, (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (ii) shall not be assigned by operation of law or otherwise, provided that Parent may assign its rights and obligations or those of Merger Sub to any direct wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

         9.9. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in the Merger pursuant to
Article IV hereof, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the provisions of Section 6.8 shall inure to the benefit of and be enforceable by the Indemnified Parties.

         9.10.   Certain Definitions.  As used herein:

                 (a) "Significant Subsidiary" shall have the meaning ascribed to it under Rule 12b-1 of the Exchange Act.

                 (b) "Subsidiary" shall mean, when used with reference to any entity, any entity fifty percent (50%) or more of the outstanding voting securities or interests of which are owned directly or indirectly by such former entity.

                 (c) "Material Adverse Effect" shall mean any adverse change in the properties, financial condition, business or results of operations of the Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, which is material to the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be.

                 (d) "Knowledge" with respect to the Company shall mean the knowledge of any of the executive officers or directors of the Company, any of the managing or deputy managing directors of Europe Tax-Free Shopping ETS AB, and the managing directors of the subsidiaries listed in Section 9.10.(d) of the Company Disclosure Schedule, after due inquiry.

         9.11. Obligation of Parent. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

         9.12. Arbitration. Any controversy, dispute or claim arising out of or relating to this Agreement or the breach hereof which cannot be settled by mutual agreement (except for actions by Parent or the Company seeking equitable, injunctive or other relief under Section 9.14) shall be finally settled by arbitration as follows: Any party who is aggrieved shall deliver a notice to other party setting forth the specific points in dispute. Any points remaining in dispute twenty (20) days after the giving of such notice shall be submitted to arbitration in New York, New York, to Endispute, before a single arbitrator appointed in accordance with Endispute's Arbitration Rules, modified only as herein expressly provided. The arbitrator may enter a default decision against any party who fails to participate in the arbitration proceedings. The decision of the arbitrator on the points in dispute will be final, unappealable and binding and judgment on the award may be entered in any court having jurisdiction thereof. The arbitrator will be authorized to apportion its fees and expenses and the reasonable attorney's fees and expenses of Parent and the Company as the arbitrator deems appropriate. In the absence of any such apportionment, the fees and expense of the arbitrator will be borne equally by each party, and each party will bear the fees and expenses of its own attorney. The parties agree that this clause has been included to rapidly and inexpensively resolve any disputes between them with respect to this Agreement, and that this clause shall be grounds for dismissal of any court action commenced by either party with respect to this Agreement, other than post-arbitration actions seeking to enforce an arbitration award. The parties shall keep confidential, and shall not disclose to any person, except as may be required by law, the existence of any controversy-hereunder, the referral of any such controversy to arbitration or the status or resolution thereof.

         9.13. Severability. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

         9.14. Specific Performance. The parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and, subject to Section 9.12, shall be in addition to any other remedies, including-arbitration, which any party may have under this Agreement or otherwise.

         9.15. Recapitalization. Whenever (a) the number of outstanding Parent Common Shares is changed by reason of a subdivision or combination of shares, whether effected by a reclassification of shares or otherwise or (b) Parent pays a cash or stock dividend or makes a similar distribution, each specified number of shares referred to in this Agreement and each specified per share amount (other than par values) shall be adjusted accordingly.

         9.16. Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. of the parties hereto and shall be effective as of the date first hereinabove written.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto and shall be effective as of the date first hereinabove written:

CUC INTERNATIONAL INC.


                                              By:______________________________
                                                 Name:_________________________
                                                 Title:________________________


                                                 RETREAT ACQUISITION CORPORATION


                                              By:______________________________
                                                 Name:_________________________
                                                 Title:________________________


                                                        ADVANCE ROSS CORPORATION


                                              By:______________________________
                                                 Name:_________________________
                                                 Title:________________________

                                                                Exhibit A to the
                                                                Merger Agreement


                                   EXHIBIT A

                         FORM OF STOCKHOLDERS AGREEMENT


                             STOCKHOLDERS AGREEMENT

         AGREEMENT, dated October 17, 1995 (this "Agreement"), by and among CUC International Inc., a Delaware corporation ("Parent"), and each of the other parties signatory hereto (each, a "Stockholder", and collectively, the "Stockholders").

                              W I T N E S S E T H:

         WHEREAS, concurrently herewith, Parent, Retreat Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), and Advance Ross Corporation, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"; capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement) pursuant to which Merger Sub will be merged with and into the Company (the "Merger");

         WHEREAS, each of the Stockholders owns the number of shares, par value $.01 per share, of common stock of the Company (the "Shares" or "Company Common Stock") of the Company set forth opposite such Stockholder's name on Schedule I hereto;

         WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement;

         NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                 1. Provisions Concerning Company Common Stock. Each Stockholder hereby agrees that during the period commencing on the date hereof and continuing until the first to occur of the Effective Time and termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, such Stockholder shall vote (or cause to be voted) the Shares held of record or Beneficially Owned (as defined below) by such Stockholder, whether heretofore owned or hereafter acquired, (i) in favor of approval of the Merger Agreement and any actions required in furtherance thereof and hereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (B) a sale, lease or transfer of a material amount of assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company; (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses C (1), (2), (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement. Such Stockholder shall not enter into any agreement or understanding with any Person (as defined below) the effect of which would be inconsistent or violative of the provisions and agreements contained in Section 1 or 2 hereof. For purposes of this Agreement, "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meanings of Section 13(d)(3) of the Exchange Act. For purposes of this Agreement, "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                 2. Other Covenants, Representations and Warranties. Each Stockholder hereby represents and warrants to Parent as follows:

                 (a) Ownership of Shares. Such Stockholder is the record and Beneficial Owner of the number of Shares set forth opposite such Stockholder's name on Schedule I hereto. On the date hereof, the Shares set forth opposite such Stockholder's name on Schedule I hereto constitute all of the Shares owned of record or Beneficially Owned by such Stockholder. Such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares set forth opposite such Stockholder's name on Schedule I hereto, with no limitations, qualifications or restrictions on such rights.

                 (b) Power; Binding Agreement. Such Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting Agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is Trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such stockholder of the transactions contemplated hereby. If such Stockholder is married and such Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such person in accordance with its terms.

                 (c) No Conflicts. (A) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (B) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (1) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound, or (2) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Stockholder or any of such Stockholder's properties or assets.

                 (d) No Finder's Fees. Other than existing financial advisory and investment banking arrangements and agreements between the Company and Allen & Company Incorporated, no broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of such Stockholder.

                 (e) No Solicitation. From and after the date hereof until termination of the Merger Agreement, such Stockholder shall not, in his, her or its capacity as such, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction or agree to or endorse any Competing Transaction, or authorize or permit any of such Stockholder's agents, and such Stockholder shall promptly notify Parent orally (in all events within two business days) and in writing (as promptly thereafter as practicable) of the material terms and status of all inquiries and proposals which he, she or it, or any such agent, may receive after the date hereof relating to any of such matters and, if such inquiry or proposal is in writing, such Stockholder shall deliver to Parent a copy of such inquiry or proposal promptly. Such Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations, with any parties conducted heretofore with respect to any of the foregoing.

                 (f) Restriction on Transfer, Proxies and Non-Interference. Such Stockholder shall not, directly or indirectly: (i) except as contemplated by the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sell, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Shares or any interest therein; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under this Agreement.

                 (g) Reliance by Parent. Such Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                 3. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

                 4. Stop Transfer. Each Stockholder agrees with, and covenants to, Parent that such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                 5. Termination. Except as otherwise provided herein, the covenants and agreements contained herein with respect to the Shares shall terminate upon the earlier of (a) termination of the Merger Agreement in accordance with its terms and (b) the Effective Time.

                 6. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director of the Company makes any agreement or understanding herein in his or her capacity as such director. Each Stockholder signs solely in his or her capacity as the record and beneficial owner of such Stockholder's Shares.

                 7. Confidentiality. The Stockholders recognize that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, each Stockholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than such Stockholder's counsel and advisors, if any) without the prior written consent of Parent, except for disclosures such Stockholder's counsel advises are necessary in order to fulfill such Stockholder's obligations imposed by law, in which event such Stockholder shall give notice of such disclosure to Parent as promptly as practicable so as to enable Parent to seek a protective order from a court of competent jurisdiction with respect thereto.

                 8. Release. Each of the Stockholders, solely in such person's capacity as a stockholder of the Company, hereby releases and discharges the Company and its officers, directors, stockholders, employee, agents, attorneys, representatives, successors and assigns (and the respective heirs, executors, administrators, representatives, successors and assigns of such officers, directors, stockholders, employees, agents, attorneys and representatives) from any and all claims, actions, causes of action, suits, debts, sums of money, controversies, agreements, promises, damages, judgments, claims and demands whatsoever, at law or in equity, which any of the Stockholders, as a result of such person's status as a stockholder of the Company, had, now have or hereafter can, shall or may have for, upon, or by reason of any matter, cause or thing whatsoever relating, directly or indirectly, to the Company or the Surviving Corporation, as the case may be.

                 9.       Miscellaneous.

                 (a) Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

                 (b) Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, guardians, administrators or successors. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

                 (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided that Parent may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

                 (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, with respect to any one or more Stockholders, except upon the execution and delivery of a written agreement executed by the relevant parties hereto; provided that Schedule I hereto may be supplemented by Parent by adding the name and other relevant information concerning any Stockholder of the Company who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added stockholder shall be treated as a "Stockholder" for all purposes of this Agreement.

                 (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to any Stockholder:                     At the addresses set forth
                                           on Schedule I hereto

with a copy to:                            Katten Muchin & Zavis
                                           525 West Monroe Street
                                           Suite 1600
                                           Chicago, Illinois 60661
                                           Attention:  Herbert S. Wander, Esq.
                                           Telephone:  (312) 902-5200
                                           Facsimile:  (312) 902-1061

If to Parent                               CUC International Inc.
or Merger Sub:                             707 Summer Street
                                           Stamford, Connecticut 06901
                                           Telephone:  (203) 324-9261
                                           Facsimile:  (203) 977-8501
                                           Attention:  Amy N. Lipton, Esq.

with a copy to:                            Weil, Gotshal & Manges
                                           767 Fifth Avenue
                                           New York, New York 10153
                                           Telephone:  (212) 310-8000
                                           Facsimile:  (212) 310-8007
                                           Attention:  Howard Chatzinoff, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                 (f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                 (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

                 (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

                 (i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

                 (j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

                 (k) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

                 (l)     WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY
WAIVES ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION, SUIT OR PROCEEDING.

                 (m) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                 (n) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

           IN WITNESS WHEREOF, Parent and each Stockholder have caused this Agreement to be duly executed as of the day and year first above written.


                                           CUC INTERNATIONAL INC.


                                           By:
                                              --------------------------------
                                              Name:
                                              Title:


                                           By:
                                              --------------------------------
                                                Harve A. Ferrill


                                           By:
                                              --------------------------------
                                                Duane R. Kullberg


                                           By:
                                              --------------------------------
                                                Thomas J. Peterson


                                           By:
                                              --------------------------------
                                                Herbert S. Wander


                                           By:
                                              --------------------------------
                                                Paul G. Yovovich


                                           By:
                                              --------------------------------
                                                Roger E. Anderson


                                           By:
                                              --------------------------------
                                                Harold E. Guenther


                                           By:
                                              --------------------------------
                                                Randy M. Joseph

AGREED TO AND ACKNOWLEDGED
(with respect to Section 2):

ADVANCE ROSS CORPORATION

By:__________________________
   Name:
   Title:

                                Schedule I to
                            Stockholders Agreement


Name and Address                                        Number of Shares Owned
----------------                                        ----------------------

                                                         Exhibit B to the
                                                         Merger Agreement


                                   EXHIBIT B

                        FORM OF STOCKHOLDER CERTIFICATE

               [THIS STOCKHOLDER CERTIFICATE MUST BE COMPLETED BY
   ADVANCE ROSS CORPORATION STOCKHOLDERS WHICH OWN 5 PERCENT OR MORE OF THE
                       ADVANCE ROSS CORPORATION STOCK.]

                                                                          [DATE]

Katten Muchin & Zavis
525 W. Monroe Street, Suite 1600
Chicago, Illinois   60661-3693
Attention:  Saul E. Rudo, Esq.

                          RE:      OWNERSHIP IN ADVANCE ROSS CORPORATION

Ladies and Gentlemen:

         In connection with the proposed merger (the "Merger") of Retreat Acquisition Corporation (the "Merger Sub"), a Delaware corporation and wholly-owned subsidiary of CUC International Inc. ("Parent"), with and into Advance Ross Corporation (the "Company"), a Delaware corporation, pursuant to the terms of the Agreement and Plan of Merger, dated as of October 17, 1995 (the "Agreement") by and among Parent, Merger Sub and the Company, ______________ ("Shareholder") recognizes that you will rely on this letter in rendering your opinion pursuant to Section 7.2(g) of the Agreement. The undersigned, a duly authorized officer of Shareholder and acting as such, hereby certifies that to the best knowledge of the management of Shareholder, after consulting with legal counsel regarding the meaning of the following representations, Shareholder has no plan or intention to sell, exchange, transfer by gift or otherwise dispose of ("Transfer") any of the shares of common stock of Parent to be received by it as a result of the Merger. In addition, Shareholder has no plan or intention to Transfer any of its Company stock prior to the effective time of the Merger.

         This letter is being furnished to you solely for your benefit and for your use in rendering your opinion and is not to be used, circulated, quoted or otherwise referred to for any other purpose without the express written consent of Shareholder.

                              Very truly yours,

                              [STOCKHOLDER]


                              By:   ____________________________
                              Print Name:_____________________
                              Title:__________________________

                                                         Exhibit C to the
                                                         Merger Agreement


                                   EXHIBIT C

             REPRESENTATION LETTER FROM CUC INTERNATIONAL INC. AND
                        RETREAT ACQUISITION CORPORATION




Katten Muchin & Zavis
525 W. Monroe Street, Suite 1600
Chicago, Illinois   60661-3693
Attention:  Saul E. Rudo, Esq.

                          RE:      AGREEMENT AND PLAN OF MERGER

Ladies and Gentlemen:

         In connection with the proposed merger (the "Merger") of Retreat Acquisition Corporation ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of CUC International Inc. ("Parent"), a Delaware corporation, with and into Advance Ross Corporation (the "Company"), a Delaware corporation, pursuant to the terms of the Agreement and Plan of Merger, dated October 17, 1995 (the "Agreement"), by and among Parent, Merger Sub and the Company, and the Articles of Merger and Plan of Merger, to be executed (together with the Agreement, the "Merger Agreements"), each as described in the Registration Statement on Form S-4 to be filed by Parent with the Securities and Exchange Commission (the "Registration Statement"), you are rendering an opinion pursuant to Section 7.2(g) of the Agreement. Capitalized terms used but not defined herein are defined in the Agreement.

         In connection with such opinion, and recognizing that you will rely on this letter in rendering said opinion, the undersigned, a duly authorized officer of Parent and acting as such, hereby certifies, to the best knowledge of the management of Parent, after consulting with legal counsel regarding the following representations, that the following are now true and are expected to continue to be true as of the effective time of closing of the Merger and thereafter where relevant:

        1. The Merger will be consummated in compliance with the material terms of the Merger Agreements and Parent has no plan or intention to waive or modify further any such material condition.

        2. Pursuant to the Merger, shares of Company stock possessing at least 80% of the total combined voting power of all classes of stock of the Company entitled to vote and at least 80% of the total number of shares of each other class of stock of the Company will be exchanged solely for voting stock of Parent. For purposes of this representation, shares of Company stock exchanged for cash or other property originating with Parent pursuant to the Merger will be treated as outstanding Company stock on the date of the Merger.

____________, 1995
Page 2



        3. The ratio for the exchange of shares of stock of the Company for common stock of Parent in the Merger was negotiated through arm's length bargaining.

        4. Following the Merger, the Company will hold at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets that the Company actually held at the Effective Time. Following the Merger, the Company will hold at least ninety percent (90%) of the fair market value of Merger Sub's net assets and at least seventy percent (70%) of the fair market value of Merger Sub's gross assets held immediately prior to the Merger. For this purpose, amounts paid by Merger Sub to dissenters, amounts paid by Merger Sub to shareholders who receive cash or other property, and amounts used by Merger Sub to pay reorganization expenses, are considered as assets held by Merger Sub immediately prior to the Merger.

        5. Prior to the Merger, Parent will own all of the outstanding Merger Sub stock, and thus, will be in control of Merger Sub. Merger Sub is a newly-formed corporation that was created for the sole purpose of facilitating Parent's acquisition of the Company. It has not conducted and is not conducting any business activities, and thus, there are no liabilities of Merger Sub to be assumed by the Company.

        6. Parent has no plan or intention to cause the Company after the Merger to issue additional shares of the stock of the Company (or rights to acquire Company stock).

        7. Parent has no plan or intention to reacquire any of its stock issued in the Merger.

        8. Parent has no plan or intention after the Merger to liquidate the Company; to merge the Company into another corporation; to cause the Company to make any extraordinary distribution in respect of Parent's stock in the Company; to sell or otherwise dispose of the stock of the Company (excluding transfers of stock to a corporation directly controlled by Parent); or to cause the Company to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business or transfers of assets to corporations directly controlled by the Company.

        9. After the Merger, Parent will cause the Company to continue its historic business or use a significant portion of the historic business assets of the Company in a business.

       10. Parent and Merger Sub will pay their respective expenses incurred in connection with the Merger. Neither Parent nor Merger Sub will pay any of the expenses of the shareholders of the Company incurred in connection with the Merger.

____________, 1995
Page 3



       11. There is no indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount. Further, Merger Sub will have no liabilities assumed by the Company and will not transfer to the Company any assets subject to liabilities.

       12. Neither Parent nor any subsidiary of Parent owns, or has owned during the past five years, directly or indirectly, any shares of the Company stock, or the right to acquire or vote any such stock.

       13.       No stock of Merger Sub will be issued in the Merger.

       14. The payment of cash in lieu of fractional shares of stock of Parent was not separately bargained for consideration and is being made solely for the purpose of saving Parent the expense and inconvenience of issuing fractional shares; the total cash consideration that will be paid in the Merger to the Company shareholders instead of issuing fractional shares of Parent stock is not expected to exceed one percent of the total consideration that will be issued in the transaction to the Company shareholders in exchange for their shares of Company stock.

       15. None of the payments to be received by any shareholder of the Company from Parent or Merger Sub which are designated as compensation are actually separate consideration for, or allocable to, any of their shares of the Company stock and the compensation to be paid to any shareholder of the Company will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

       16. At the time of the Merger, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Company that, if exercised or converted, would affect Parent's acquisition or retention of "control" of the Company.

       17. Neither Parent nor Merger Sub is an "investment company" as defined in Section 368(a)(2)(F) of the Internal Revenue Code of 1986, as amended (the "Code").

       18. Parent will report the Merger as a tax-free reorganization pursuant to and consistent with Section 368(a)(2)(E) of the Code.

____________, 1995
Page 4



        This letter is being furnished to you solely for your benefit and for use in rendering your opinion and is not to be used, circulated, quoted or otherwise referred to for any other purpose (other than inclusion in your opinion) without the express written consent of Parent.

                              Very truly yours,

                              CUC INTERNATIONAL INC.


                              By:   ____________________________
                              Print Name:_____________________
                              Title:__________________________


                              RETREAT ACQUISITION CORPORATION

                              By:   ____________________________
                              Print Name:_____________________
                              Title:__________________________

              REPRESENTATION LETTER FROM ADVANCE ROSS CORPORATION




Katten Muchin & Zavis
525 W. Monroe Street, Suite 1600
Chicago, Illinois   60661-3693
Attention:  Saul E. Rudo, Esq.

                          RE:     AGREEMENT AND PLAN OF MERGER

Ladies and Gentlemen:

        In connection with the proposed merger (the "Merger") of Retreat Acquisition Corporation ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of CUC International, Inc. ("Parent"), a Delaware corporation, with and into Advance Ross Corporation (the "Company"), a Delaware corporation, pursuant to the terms of the Agreement and Plan of Merger, dated October 17, 1995 (the "Agreement"), by and among Parent, Merger Sub and the Company, and the Articles of Merger and Plan of Merger, to be executed (together with the Agreement, the "Merger Agreements"), each as described in the Registration Statement on Form S-4 to be filed by Parent with the Securities and Exchange Commission (the "Registration Statement"), you are each rendering an opinion pursuant to Section 7.2(g) of the Agreement. Capitalized terms used but not defined herein are defined in the Agreement.

        In connection with such opinion, and recognizing that you will rely on this letter in rendering said opinion, the undersigned, a duly authorized officer of the Company and acting as such, hereby certifies, that, to the best knowledge of the management of the Company, after consulting with legal counsel regarding the meaning of the following representations, the facts relating to the Merger as described in the prospectus included as part of the Registration Statement, including attachments thereto, to the extent those facts apply to the Company, are true, correct and complete in all material respects and hereby certifies, to the best knowledge of the management of the Company, that the following are now true and are expected to continue to be true as of the effective time of closing of the Merger and thereafter where relevant:

        1. The Merger will be consummated in compliance with the material terms of the Merger Agreements and the Company has no plan or intention to waive or modify further any such material condition.

        2. Except with respect to payments of cash in lieu of fractional shares of Parent voting capital stock, 100% of the Company stock outstanding immediately prior to the Merger (which does not include treasury shares) will be exchanged solely for Parent voting capital stock. Thus, except as set forth in the preceding sentence, the Company intends that no consideration other than Parent voting

________________, 1995
Page 2


                 capital stock be received (directly or indirectly, actually or constructively) for Company stock. The total fair market value of all consideration other than Parent voting capital stock received by the Company shareholders in exchange for their Company stock in the Merger (including, without limitation, cash paid to Company shareholders in lieu of fractional shares of Parent voting capital stock) will be less than 10% of the aggregate fair market value of the Company stock outstanding immediately prior to the Merger.

        3. The ratio for the exchange of shares of stock of the Company for common stock of Parent in the Merger was negotiated through arm's length bargaining.

        4. The management of the Company knows of no plan or intention by the shareholders of the Company, in the aggregate, to sell, exchange, transfer by gift or otherwise dispose of a number of shares of the Company before the Merger or of a number of shares of Parent stock received in the Merger that would, in the aggregate, reduce the historic Company shareholders' ownership of Parent stock to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of all of the formerly outstanding stock of the Company as of the same date.

        5. Following the Merger, the Company will hold at least ninety percent (90%) of the fair market value of its net assets and at least seventy percent (70%) of the fair market value of its gross assets and at least ninety percent (90%) of the fair market value of Merger Sub's net assets and at least seventy percent (70%) of the fair market value of Merger Sub's gross assets held in connection with the Merger. For this purpose, amounts paid by the Company or Merger Sub to shareholders who receive cash or other property, amounts used by the Company or Merger Sub to pay reorganization expenses and all redemptions and distributions (except for regular, normal dividends) made by the Company in connection with the Merger are considered as assets held by the Company or Merger Sub, respectively, immediately prior to the Merger. The Company has not redeemed any of the Company stock, made any distribution with respect to any of the Company stock, or disposed of any of its assets (other than the disposition of assets in the ordinary course of business and payments for expenses in connection with the Merger) in anticipation of or as a part of a plan for the Merger.

        6. The Company has no plan or intention to issue additional shares of the stock of the Company either before or after the Merger, except for shares issued pursuant to exercises of previously granted options under the Option Plans or previously granted rights under the Warrant, which options or rights were issued in the ordinary course of business and not in anticipation of or as a part of a plan for the Merger.

________________, 1995
Page 3


        7. Management of the Company knows of no plan or intention after the Merger to liquidate the Company; to merge the Company into another corporation; to make any extraordinary distribution in respect of stock in the Company; to sell or otherwise dispose of the stock of the Company; or to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or payments for expenses incurred in connection with the Merger.

        8. After the Merger, the Company will continue its historic business and use a significant portion of the historic business assets of the Company in a business.

        9. The Company will pay its respective expenses incurred in connection with the Merger. The Company will not pay any of the expenses of the shareholders of the Company incurred in connection with the Merger.

       10. There is no indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount.

       11.       The Company is not an "investment company" as defined in
                 Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code of 1986, as amended (the "Code").

       12. The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

       13. On the date of the Merger, the fair market value of the assets of the Company will exceed the sum of its liabilities (including any liabilities to which its assets are subject).

       14. The payment of cash in lieu of fractional shares of stock of Parent was not separately bargained for consideration and is being made solely for the purpose of saving Parent the expense and inconvenience of issuing fractional shares; the total cash consideration that will be paid in the Merger to the Company shareholders instead of issuing fractional shares of Parent stock will not exceed one percent of the total consideration that will be issued in the transaction to the Company shareholders in exchange for their shares of Company stock.

       15. None of the payments from the Company, to be received by any shareholder of the Company which are designated as compensation are actually separate consideration for, or allocable to, any of their shares of the Company stock, and such compensation to be paid to any shareholder of the Company will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

________________, 1995
Page 4


       16. At the time of the Merger, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Company that, if exercised or converted, would affect Parent's acquisition or retention of "control" of the Company as defined in Section 368(c) of the Code.

       This letter is being furnished to you solely for your benefit and for use in rendering your opinion and is not to be used, circulated, quoted or otherwise referred to for any other purpose (other than inclusion in your opinion) without the express written consent of the Company.

                                  Very truly yours,

                                  ADVANCE ROSS CORPORATION



                                  By:
                                           ----------------------------------
                                  Print Name:
                                               ------------------------------
                                  Title:
                                          -----------------------------------

                                                                       EXHIBIT B


                                                                  EXECUTION COPY



                             STOCKHOLDERS AGREEMENT

           AGREEMENT, dated October 17, 1995 (this "Agreement"), by and among CUC International Inc., a Delaware corporation ("Parent"), and each of the other parties signatory hereto (each, a "Stockholder", and collectively, the "Stockholders").

                              W I T N E S S E T H:

           WHEREAS, concurrently herewith, Parent, Retreat Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), and Advance Ross Corporation, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"; capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement) pursuant to which Merger Sub will be merged with and into the Company (the "Merger");

           WHEREAS, each of the Stockholders owns the number of shares, par value $.01 per share, of common stock of the Company (the "Shares" or "Company Common Stock") of the Company set forth opposite such Stockholder's name on
Schedule I hereto;

           WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement;

           NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

           1. Provisions Concerning Company Common Stock. Each Stockholder hereby agrees that during the period commencing on the date hereof and continuing until the first to occur of the Effective Time and termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, such Stockholder shall vote (or cause to be voted) the Shares held of record or Beneficially Owned (as defined below) by such Stockholder, whether heretofore owned or hereafter acquired, (i) in favor of approval of the Merger Agreement and any actions required in furtherance thereof and hereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (B) a sale, lease or transfer of a material amount of assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company; (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses C (1), (2), (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement. Such Stockholder shall not enter into any agreement or understanding with any Person (as defined below) the effect of which would be inconsistent or violative of the provisions and agreements contained in
Section 1 or 2 hereof. For purposes of this Agreement, "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meanings of Section 13(d)(3) of the Exchange Act. For purposes of this Agreement, "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

           2. Other Covenants, Representations and Warranties. Each Stockholder hereby represents and warrants to Parent as follows:

           (a) Ownership of Shares. Such Stockholder is the record and Beneficial Owner of the number of Shares set forth opposite such Stockholder's name on Schedule I hereto. On the date hereof, the Shares set forth opposite such Stockholder's name on Schedule I hereto constitute all of the Shares owned of record or Beneficially Owned by such Stockholder. Such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares set forth opposite such Stockholder's name on Schedule I hereto, with no limitations, qualifications or restrictions on such rights.

           (b) Power; Binding Agreement. Such Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is Trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such stockholder of the transactions contemplated hereby. If such Stockholder is married and such Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such person in accordance with its terms.

           (c) No Conflicts. (A) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (B) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (1) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound, or (2) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Stockholder or any of such Stockholder's properties or assets.

           (d) No Finder's Fees. Other than existing financial advisory and investment banking arrangements and agreements between the Company and Allen & Company Incorporated, no broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of such Stockholder.

           (e) No Solicitation. From and after the date hereof until termination of the Merger Agreement, such Stockholder shall not, in his, her or its capacity as such, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction or agree to or endorse any Competing Transaction, or authorize or permit any of such Stockholder's agents, and such Stockholder shall promptly notify Parent orally (in all events within two business days) and in writing (as promptly thereafter as practicable) of the material terms and status of all inquiries and proposals which he, she or it, or any such agent, may receive after the date hereof relating to any of such matters and, if such inquiry or proposal is in writing, such Stockholder shall deliver to Parent a copy of such inquiry or proposal promptly. Such Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations, with any parties conducted heretofore with respect to any of the foregoing.

           (f) Restriction on Transfer, Proxies and NonInterference. Such Stockholder shall not, directly or indirectly: (i) except as contemplated by the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Shares or any interest therein; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under this Agreement.

           (g) Reliance by Parent. Such Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

           3. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

           4. Stop Transfer. Each Stockholder agrees with, and covenants to, Parent that such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

           5. Termination. Except as otherwise provided herein, the covenants and agreements contained herein with respect to the Shares shall terminate upon the earlier of (a) termination of the Merger Agreement in accordance with its terms and (b) the Effective Time.

           6. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director of the Company makes any agreement or understanding herein in his or her capacity as such director. Each Stockholder signs solely in his or her capacity as the record and beneficial owner of such Stockholder's Shares.

           7. Confidentiality. The Stockholders recognize that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, each Stockholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than such Stockholder's counsel and advisors, if any) without the prior written consent of Parent, except for disclosures such Stockholder's counsel advises are necessary in order to fulfill such Stockholder's obligations imposed by law, in which event such Stockholder shall give notice of such disclosure to Parent as promptly as practicable so as to enable Parent to seek a protective order from a court of competent jurisdiction with respect thereto.

           8. Release. Each of the Stockholders, solely in such person's capacity as a stockholder of the Company, hereby releases and discharges the Company and its officers, directors, stockholders, employees, agents, attorneys, representatives, successors and assigns (and the respective heirs, executors, administrators, representatives, successors and assigns of such officers, directors, stockholders, employees, agents, attorneys and representatives) from any and all claims, actions, causes of action, suits, debts, sums of money, controversies, agreements, promises, damages, judgments, claims and demands whatsoever, at law or in equity, which any of the Stockholders, as a result of such person's status as a stockholder of the Company, had, now have or hereafter can, shall or may have for, upon, or by reason of any matter, cause or thing whatsoever relating, directly or indirectly, to the Company or the Surviving Corporation, as the case may be.

           9.    Miscellaneous.

           (a) Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

           (b) Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, guardians, administrators or successors. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

           (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided that Parent may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

           (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, with respect to any one or more Stockholders, except upon the execution and delivery of a written agreement executed by the relevant parties hereto; provided that
Schedule I hereto may be supplemented by Parent by adding the name and other relevant information concerning any Stockholder of the Company who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added stockholder shall be treated as a "Stockholder" for all purposes of this Agreement.

           (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to any Stockholder:                         At the addresses set forth
                                               on Schedule I hereto
with a copy to:                    Katten Muchin & Zavis
                                   525 West Monroe Street
                                   Suite 1600
                                   Chicago, Illinois 60661
                                   Attention:       Herbert S. Wander, Esq.
                                   Telephone:       (312) 902-5200
                                   Facsimile:       (312) 902-1061

If to Parent
or Merger Sub:                     CUC International Inc.
                                   707 Summer Street
                                   Stamford, Connecticut 06901
                                   Telephone:       (203) 324-9261
                                   Facsimile:       (203) 977-8501
                                   Attention:       Amy N. Lipton, Esq.

with a copy to:                    Weil, Gotshal & Manges
                                   767 Fifth Avenue
                                   New York, New York 10153
                                   Telephone:       (212) 310-8000
                                   Facsimile:       (212) 310-8007
                                   Attention:       Howard Chatzinoff, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

           (f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

           (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

           (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

           (i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

           (j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

           (k) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

           (l) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION, SUIT OR PROCEEDING.

           (m) Descriptive-Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

           (n) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

           IN WITNESS WHEREOF, Parent and each Stockholder have caused this Agreement to be duly executed as of the day and year first above written.


                                           CUC INTERNATIONAL INC.


                                           By: /s/ Cosmo Corigliano
                                              --------------------------------
                                              Name:  Cosmo Corigliano
                                              Title: Senior Vice President and
                                                       Chief Financial Officer

                                           By: /s/ Harve A. Ferrill
                                              --------------------------------
                                                Harve A. Ferrill


                                           By: /s/ Duane R. Kullberg
                                              --------------------------------
                                                Duane R. Kullberg


                                           By: /s/ Thomas J. Peterson
                                              --------------------------------
                                                Thomas J. Peterson


                                           By: /s/ Herbert S. Wander
                                              --------------------------------
                                                Herbert S. Wander


                                           By: /s/ Paul G. Yovovich
                                              --------------------------------
                                                Paul G. Yovovich


                                           By: /s/ Roger E. Anderson
                                              --------------------------------
                                                Roger E. Anderson


                                           By: /s/ Harold E. Guenther
                                              --------------------------------
                                                Harold E. Guenther


                                           By: /s/ Randy M. Joseph
                                              --------------------------------
                                                Randy M. Joseph

                      SCHEDULE I TO STOCKHOLDERS AGREEMENT

NAME AND ADDRESS                                                          NUMBER OF SHARES OWNED
----------------                                                          ----------------------
Roger E. Anderson                                                                   9,432
14 Oriole Avenue
Broxville, NY 10708

Harve A. Ferrill                                                                  142,600
1300 N. Lakeshore Drive, Apt. 26-B
Chicago, IL 60610

Harold E. Guenther                                                                  6,000
417 Dana Lane
Barrington, IL 60010

Randy M. Joseph                                                                     1,200(1)
130 Bentley Court
Deerfield, IL 60015

Duane R. Kullberg                                                                   5,000
179 East Lake Shore Drive, Apt. 1001
Chicago, IL 60611

Thomas J. Peterson                                                                 16,000(2)
1649 N. Russell Road
Bloomington, IN 47407

Paul G. Yovovich                                                                    6,400
1007 Forest
Wilmette, IL 60091

Herbert S. Wander                                                                  20,000
2023 Linden Avenue
Highland Park, IL 60035


(1) Mr. Joseph's wife owns 200 shares for which he disclaims beneficial ownership.
(2) Shares voting power on 12,000 shoes. Mr. Peterson's wife owns 4,000 shares for which he disclaims beneficial ownership.

                                                                       Exhibit C

                            FORM OF AFFILIATE LETTER

                                                                October 17, 1995



CUC International Inc.
707 Summer Street
Stamford, CT  06901

Dear Sirs:

         Reference is made to the provisions of the Agreement and Plan of Merger, dated October 17, 1995 (together with any amendments thereto, the "Merger Agreement"), among Advance Ross Corporation, a Delaware corporation (the "Company"), CUC International Inc., a Delaware corporation ("Parent"), and Retreat Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"). This letter constitutes the undertakings of the undersigned contemplated by the Merger Agreement.

         I understand that I may be deemed to be an "affiliate" of the Company, as such term is defined for purposes of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and that the transferability of the shares of common stock, par value $.01 per share, of Parent (the "Parent Shares") which I will receive upon the consummation of the Merger in exchange for my shares of common stock or preferred stock of the Company (the "Company Shares"), or upon exercise of certain options I hold to purchase shares of common stock of the Company, is therefore restricted. Nothing herein shall be construed as an admission that I am an affiliate.

         I hereby represent, warrant and covenant to Parent that:

         (a) I will not transfer, sell or otherwise dispose of any of the Parent Shares except (i) pursuant to an effective registration statement under the Securities Act, or (ii) as permitted by, and in accordance with, Rule 145 or another applicable exemption under the Securities Act; and

         (b) I will not (i) transfer, sell or otherwise dispose of any Company Shares prior to the Effective Time (as defined in the Merger Agreement) or (ii) sell or otherwise reduce my risk (within the meaning of the Securities and Exchange Commission's Financial Reporting Release No. 1., "Codification of Financial Reporting Policies," Section 201.01 [41 F.R. 21030] (April 15, 1982) with respect to any Parent Shares until after such time as consolidated financial statements which reflect at least 30 days of post-merger combined operations of parent and the Company have been published by Parent, except as permitted by Staff Accounting Bulletin No. 76 issued by the Securities and Exchange Commission.

         I hereby acknowledge that Parent is under no obligation to register the sale, transfer, pledge or other disposition of the Parent Shares or to take any other action necessary for the purpose of making an exemption from registration available.

         I understand that Parent will issue stop transfer instructions to its transfer agents with respect to the Parent Shares and that a restrictive legend will be placed on certificates delivered to me evidencing the Parent Shares in substantially the following form:

         "This certificate and the shares represented hereby have been issued pursuant to a transaction governed by Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold or otherwise disposed of unless registered under the Securities Act pursuant to a Registration Statement in effect at the time or unless the proposed sale or disposition can be made in compliance with Rule 145 or without registration in reliance on another exemption therefrom. Reference is made to that certain letter agreement, dated October 17, 1995, between the Holder and the Issuer, a copy of which is on file in the principal office of the issuer which contains further restrictions on the transferability of this certificate and the shares represented hereby."

         The term Parent Shares as used in this letter shall mean and include not only the common stock of Parent as presently constituted, but also any other stock which may be issued in exchange for, in lieu of, or in addition to, all or any part of such Parent Shares.

         I hereby acknowledge that the receipt of this letter by Parent is an inducement and condition to Parent's obligation to consummate the Merger under the Merger Agreement and that I understand the requirements of this letter and the limitations imposed upon the transfer, sale or other disposition of the Company Shares and the Parent Shares.

                                                Very truly yours,





                                      2